UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

IotaComm, Inc.

Legal status of Issuer:

      Form:

      Corporation

      Jurisdiction of Incorporation/Organization:

      Delaware

      Date of Organization:

      May 7, 1998

Physical Address of Issuer:

60 Hamilton Street, Allentown, PA 18101, United States of America

Website of Issuer:

www.iotacomm.com

Is there a Co-Issuer? __ Yes X No

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number of Intermediary:

315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of a eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. DealMaker Securities LLC and/or its affiliates will also be paid a $35,000 advance setup fee and $12,000 monthly fee for the use of the platform and marketing services.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None.

Name of qualified third party "Escrow Agent" which the Offering will utilize

Enterprise Bank & Trust, a Missouri chartered trust company

Type of Security Offered:

Common Stock

Target Number of Securities to be Offered:

810

Price (or Method for Determining Price):

$12.00

Target Offering Amount:

$10,011.60

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from Target Offering Amount):

$4,999,990.80

Deadline to reach the Target Offering Amount:

July 31, 2025

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

11

	For the year-ended May 31, 2024	**For the year-ended May 31, 2023**
Total Assets	$70,278,549	$77,513,564
Cash & Cash Equivalents	$30,833	$65,234
Accounts Receivable	$7,828	$10,414
Current Liabilities	$26,948,541	$53,153,121
Long-Term Liabilities	$51,269,295	$24,897,384
Revenues/Sales	$152,286	$83,628
Cost of Goods Sold*	$78,218	$26,447
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(12,834,498)	$(8,087,347)

*Cost of Sales

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

TABLE OF CONTENTS

EXHIBITS

Exhibit A: Offering Statement
Exhibit B: Investor Website
Exhibit C: Subscription Agreement
Exhibit D: Amended and Restated Certificate of Incorporation
Exhibit E: Amended and Restated Bylaws
Exhibit F: Financial Statements
Exhibit G: Video Transcript


Offering Statement (Exhibit A)
April 14, 2025

IotaComm, Inc.



Up to $4,999,990.80 of Common Stock


IotaComm, Inc. ("**IotaComm**," the "**Company,**" "we," "us," or "our") is offering a minimum amount of $10,011.60 (the "**Target Offering Amount**") and up to a maximum amount of $4,999,990.80 (the "**Maximum Offering Amount**") of Common Stock (the "**Securities**") "), at a purchase price of $12.00 per share of Common Stock on a best efforts basis as described in this Form C (this **"Offering"**). The Target Offering Amount and Maximum Offering Amount include the investor processing fee total of three percent (3.0%) for all investments in the Offering. The Company must raise an amount equal to or greater than the Target Offering Amount by July 31, 2025 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$972.00	$82.62	$889.38
Investor Processing Fee (4)	$29.16	$2.48	$26.68
Target Offering Amount (5)	$10,011.60	$850.99	$9,160.61
Maximum Offering Amount	$4,999,990.80	$424,999.22	$4,574,991.80

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) In addition to the eight and one-half percent (8.5%) commission on cash proceeds received in the Offering, the Intermediary and/or its affiliates will also receive a one-time $35,000 payment and a $12,000 monthly maintenance and marketing services fee, which are not included above.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(4)   The Company will charge each Investor a fee of three percent (3.0%) of the Investor's investment amount ("**Investor Processing Fee**"). The Investor Processing Fee is counted toward the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF (as described in the section below entitled "CAPITALIZATION AND OWNERSHIP") and is included in the Minimum Individual Investment Amount, consisting of the Minimum Individual Purchase Amount plus the Investor Processing Fee.   The Intermediary receives commissions on the Investor Processing Fee.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST COMPANY, A MISSOURI CHARTERED TRUST COMPANY WITH BANKING POWERS, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

The Company, nor its controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company, nor its controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.iotacomm.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

The date of this Form C is April 14, 2025

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than DealMaker Securities LLC (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Any such information provided to questions and answers are qualified by this Form C to the maximum extent permitted by law. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

IotaComm, Inc. is a wireless communication and data analytics company that delivers Internet of Things ("IoT") solutions that enable health, safety and sustainability initiatives for commercial, municipal, and industrial customers.

The Company was originally incorporated on May 7, 1998 in Delaware as Arkados Group, Inc. On May 1, 2017, the Company acquired substantially all of the assets and certain liabilities of Solbright Renewable Energy, LLC, and on October 30, 2017 changed its name to Solbright Group, Inc. On September 5, 2018, the current Company was formed as the result of a merger (the "Merger") of Solbright Group, Inc., a software analytics and energy management company providing IOT solutions for commercial and industrial facilities, and M2M Spectrum Networks, LLC, an IoT network access and IoT solutions company. The Merger closed on September 5, 2018. Following the Merger, the Company changed its name on November 26, 2018 to Iota Communications, Inc. Additionally, the Company's common stock was traded on the pink sheets under the symbol IOTC. On April 25, 2022, the Company entered into a settlement with the SEC whereby the Company's registration with the Commission was revoked and the Company became privately held. On July 8, 2024, the Company further changed its name from Iota Communications, Inc. to IotaComm, Inc.

The Company is headquartered at 600 Hamilton Street, Allentown, PA 18101 and is qualified to conduct business in Pennsylvania and North Carolina. The Company sells its products and services throughout the United States.

The Issuer conducts its business through its wholly-owned operating subsidiary, Iota Networks, LLC, an Arizona limited liability company, formed in July 2018.

On March 4, 2025, the Company received approval from a majority of the limited partner unit holders to acquire all of the outstanding partnership interests in Iota Spectrum Partners, LP. through an Offer to Exchange Transaction. The exchange ratio was 0.0125 shares of Common Stock in the Company for each LP Unit. Iota Spectrum Partners, LP is a limited partnership formed in the State of Arizona on April 25, 2019. Iota Spectrum Holdings, LLC is the general partner of Iota Spectrum Partners, LP. and is 100% owned by the Company. Iota Spectrum Partners, LP owns spectrum licenses that Iota Networks, LLC uses to operate its networks. Prior to the Offer to Exchange Transaction, the Company had owned an approximate 17% partnership interest in Iota Spectrum Partners, LP. The purpose of the Offer to Exchange was to simplify the Company's structure and business operations by causing Iota Spectrum Partners, LP to become a wholly owned subsidiary of the Company (it had been treated as a controlled variable interest entity) and cause the FCC licenses currently held in Iota Spectrum Partners, LP to be owned by the Company. This transaction will also allow the Company to reduce operating and compliance costs and improve its ability to attract new capital.

The Company's website is www.iotacomm.com.

A full description of our products, services and business plan can be found on the Company's investor website page at https://invest.iotacomm.com (the "**Investor Website Page**") and the version published as of the date of this Form C is attached as Exhibit B. The Investor Website Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Investor Website Page at the time you consider making an investment commitment.

The Offering

Minimum Target Offering Amount	$10,011.60
Name of Securities	Common Stock
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	8,253,363
Maximum Offering Amount	$4,999,990.80
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	8,657,083*
Price Per Security	$12.00**
Minimum Individual Investment Amount	$1,001.16+
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits) +
Offering Deadline	July 31, 2025
Use of Proceeds	See the section entitled "Use of Proceeds" on page 28 hereof.
Voting Rights	None. See the description of the voting and control rights on page 32.

*Does not include Bonus Shares of Common Stock that may be issued to Investors as detailed in the "Perks" section herein. The maximum number of Bonus Shares to be issued is 161,812 shares of Common Stock.

**Does not include the Investor Processing Fee of three percent (3.0%) of the Investor's investment amount charged by the Company to each Investor in the Offering. The aggregate amount of fees paid by Investors, including the Investor Processing Fee, will be included towards the Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

+ Includes both the Minimum Individual Purchase Amount and the Investor Processing Fee. The Company reserves the right to amend the Minimum Individual Investment Amount, in its sole discretion.

In addition to the current Offering, during the term of the Offering, the Company intends to make offers to acquire FCC licenses and applications for licenses from existing investors which could result in the issuance of up to 2,100,000 additional shares of Common Stock. These figures are not included in the Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met) in the table above.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Terrence DeFranco	Chairman, CEO, and acting CFO	Chairman, CEO and acting CFO of IotaComm, Inc., 2019 – Present Responsible for strategy and general CEO and CFO responsibilities.	Kenan Flagler Business School at UNC-CH, MBA, 2022 University of North Carolina-Chapel Hill, B.A., Economics, 1989
Charlie Thiel	Chief Revenue Officer	Chief Revenue Officer of IotaComm, Inc., 2023 – Present Responsible for go to market strategy and execution for our Data Services business unit and overall revenue strategies. Owner, Thiel Strategic, a management consulting firm, 2016 – 2023 Responsible for business management and consulting services for business clients.	University of Valley Forge, B.S. Science, 1989
Derek Wallace	Chief Technology Officer	Chief Technology Officer of IotaComm, Inc., 2023 – Present Responsible for overall technology strategy and Connectivity Services business unit management. VP, Head of Marketing, The LoRa Alliance, 2020 - 2022 Responsible for long term marketing strategy within the Alliance and to external stakeholders.	Carlton College, B.A., International Relations, 1992

Paul Baldwin	Independent Director and Audit Committee Member	Director of IotaComm, Inc., 2021 – Present Responsible for board and financial oversight. Vice President for NFP Insurance, 2022 - Present Responsible for Risk Management in several industry verticals, Client Retention and Revenue Growth for Southwest Region .	Attended Lake Superior State College; Kendall School of Design, 1982-1987
Kathy Hanrahan	Independent Director and Audit Committee Chair	Director of IotaComm, Inc., 2021 – Present Responsible for board and financial oversight. Chief Financial Officer for Red Mountain Weight Loss, 2019 - Present Responsible for financial matters and oversight.	Graduated High School
Robert DeJean	Independent Director	Director of IotaComm, Inc., 2024 – Present Responsible for board oversight.	Fairleigh Dickinson University, B.S., Engineering, 1983

Biographical Information

Terrence DeFranco, Chairman, CEO and President, brings 30 years of leadership experience in strategy, corporate finance, and governance to our senior management team. Prior to Solbright's merger with M2M to form IotaComm, he served as the CEO of Solbright Group, Inc. from 2013 to 2018. From 2004 to 2012, Terrence served as CEO of Edentify, Inc., an identity management software and data analytics company. His background is primarily in the area of corporate finance, management and capital raising, previously serving as head of investment banking for Baird, Patrick & Co., Inc., and head of investment banking and founding partner of Burlington Securities Corp., a New York based investment banking and institutional equity trading firm. He began his career on Wall Street in 1991 with UBS. He has been an active principal investor, senior manager and advisor to many early-stage companies and has extensive experience in dealing with issues related to the management, finance, operations and corporate development of startup and middle market public and private companies. He is a graduate of the University of North Carolina at Chapel Hill with a B.A. in Economics and MBA from Kenan Flagler Business School at UNC-CH, and currently serves on other corporate and non-profit boards and committees.

Charlie Thiel, Chief Operations Officer, has over 30 years of organizational and business leadership, and is known for his expertise in business strategy, culture, and operations. He has a proven track record of driving revenue growth and profitability, as well as building high performing teams. Most recently, Charlie was the Managing Partner of Thiel Strategic, providing consulting services to companies across North America. Prior to this, he held the roles of Operations Manager, General Manager, and Vice President, of Communication Services, Inc. In addition to his professional accomplishments, he believes in paying it forward and is an active member of his local community, serving on the board of several non-profit organizations.

Derek Wallace, Chief Product and Marketing Officer, has over 25 years of experience in productizing and marketing technology, Industrial IT and Communication products and services globally. Most recently, he was VP of Marketing for the LoRa Alliance®, responsible for growing awareness and adoption of LoRaWAN® globally. Previously, he was Director of Product Management and Marketing for MultiTech, responsible for increasing revenue and profitability for the entire IoT/M2M portfolio, including one of the largest suites of LoRaWAN® products in the industry. He's worked across multiple parts of the value chain and around the world, with stops at Ericsson in Copenhagen, Orange Business Services in London, StrategyMix in Sydney and US West in Minneapolis. An active volunteer, Derek spent many years coaching ultimate frisbee teams around the world and is very involved with his Alma Mater, Carleton College.

Independent Board of Directors

Paul Baldwin, Independent Director and Audit Committee Member has more than 30 years of executive leadership experience in the insurance risk management/reinsurance industry, with a deep understanding of balance sheet improvement, risk mitigation, financial planning, mergers and acquisitions and business development. He has consulted to Fortune 500, middle-market and international companies in multiple industry sectors to identify and improve operational efficiency, sales growth, business strategy and execution. Mr. Baldwin is a Vice President for NFP Insurance, a $1.3bn global insurance broker. He has held executive roles at Huntington Insurance as part of Huntington Bank where he was the President and CEO and several leadership roles for Wells Fargo, including Regional Director for the Southwest and Executive Vice President and COO for American E&S providing direction and overall strategy that achieved tremendous growth in business development, transformation, and integration nationally. Prior to Wells Fargo, Mr. Baldwin served in leadership, business development, sales and consulting roles for Aon PLC, Federated Insurance and Zurich North America.

Kathy Hanrahan, Independent Director and Audit Committee Chair, currently serves as the Chief Financial Officer for Red Mountain Weight Loss. Prior to joining Red Mountain, Ms. Hanrahan ran her own management consulting firm where she focused her time on providing financial, operational, and strategic support to growing organizations within the State of Arizona, as well as serving as a Director for both public and private Companies located in the States of Arizona and Texas. Before establishing New Horizons Management Consulting in 2010, Ms. Hanrahan was employed by TASER International Inc. (now AXON). During her tenure with TASER, she served in a number of key executive positions. These included, in order from her hire: Controller (1996 – 2000), Chief Financial Officer (2000 – 2004), taking the Company public on the NASDAQ stock exchange in 2001, Chief Operations Officer (2003 – 2006) and President and Chief Operating Officer (2006 – 2008). Her last position with the organization was as the Chief Executive Officer and Co-Chairperson for the TASER Foundation for Fallen Officers (2008 – 2010).

Robert DeJean, Independent Director, was the founder of SYSTECH International. In 1985, he assembled a team with a mission to provide the pharmaceutical industry with premier class machine vision and line management tools for optimizing packaging performance. Through Mr. DeJean's active involvement and dynamic leadership, the company expanded business opportunities for SYSTECH's customers by introducing holistic Packaging Execution Systems that encompass the complete packaging line. As President and CEO, Mr. DeJean drove the daily strategic vision for the company. Mr. DeJean has over 35 years' experience in industrial automation for pharmaceutical, healthcare, and related industries, with a concentration on machine vision, control, and data management technology. He has a solid technical foundation with extensive knowledge in the sales and marketing of automated inspection technology. Prior to founding SYSTECH, Mr. DeJean served in various sales and management roles for General Electric, Texas Instruments, and Ribble Engineering. Mr. DeJean holds a Bachelor of Science degree in Engineering from Fairleigh Dickinson University.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

BUSINESS

A full description of our products, services and business plan can be found on the Company's Investor Website Page at the Company's website under <u>https://invest.iotacomm.com.</u> The version published as of the date of this Form C is attached as <u>Exhibit B</u>.

Description of the Business

IotaComm, Inc. is a wireless communication and data analytics company that delivers Internet of Things ("IoT") solutions that enable health, safety and sustainability initiatives for commercial, municipal, and industrial customers.

The Company was originally incorporated on May 7, 1998 in Delaware as Arkados Group, Inc. On May 1, 2017, the Company acquired substantially all of the assets and certain liabilities of Solbright Renewable Energy, LLC, and on October 30, 2017 changed its name to Solbright Group, Inc. On September 5, 2018, the current Company was formed as the result of a merger (the "<u>Merger</u>") of Solbright Group, Inc., a software analytics and energy management company providing IOT solutions for commercial and industrial facilities, and M2M Spectrum Networks, LLC, an IoT network access and IoT solutions company. The Merger closed on September 5, 2018. Following the Merger, the Company changed its name on November 26, 2018 to Iota Communications, Inc. Additionally, the Company's common stock was traded on the pink sheets under the symbol IOTC. On April 25, 2022, the Company entered into a settlement with the SEC whereby the Company's registration with the Commission was revoked and the Company became privately held. On July 8, 2024, the Company changed its name from Iota Communications, Inc. to IotaComm, Inc.

The Company is headquartered in Pennsylvania and qualified to conduct business in Pennsylvania and North Carolina. The Company sells its products throughout the United States.

The Company conducts its business through its wholly-owned operating subsidiary, Iota Networks, LLC, an Arizona limited liability company, formed in July 2018.

On March 4, 2025, the Company achieved approval from a majority of limited partnership unit holders to acquire all of the outstanding partnership interests in Iota Spectrum Partners, LP. through an Offer to Exchange Transaction. The exchange ratio was 0.0125 shares of Common Stock in the Company for each LP Unit. Iota Spectrum Partners, LP is a limited partnership formed in the State of Arizona on April 25, 2019. Iota Spectrum Holdings, LLC is the general partner of Iota Spectrum Partners, LP. and 100% owned by the Company. Iota Spectrum Partners, LP owns spectrum licenses that Iota Networks, LLC uses to operate its networks. Prior to the Offer to Exchange Transaction, the Company had owned an approximate 17% partnership interest in Iota Spectrum Partners, LP. The purpose of the Offer to Exchange was to simplify the Company's structure and business operations by causing Iota Spectrum Partners, LP to become a wholly owned subsidiary of the Company (it had been treated as a controlled variable interest entity) and cause the FCC licenses currently held in Iota Spectrum Partners, LP to be owned by the Company. This transaction will also allow the Company to reduce operating and compliance costs and improve its ability to attract new capital.

Business Plan

IotaComm is a wireless communications and technology company that delivers IoT solutions that enable health, safety and sustainability initiatives for commercial, municipal, and industrial customers. Our nationwide portfolio of FCC-licensed 800 Megahertz radio spectrum is the foundation that supports our goals of building the first national, carrier-grade low power, wide area network dedicated to the IoT. Our wireless communications capabilities give us a distinct advantage in gathering critical real-time data used by commercial, municipal, and industrial customers.

IoT is the convergence of the digital and physical worlds, extending internet connectivity to physical devices and everyday objects. Embedded with electronics, internet connectivity, and sensors, these objects can communicate and interact with other devices over the internet and be remotely monitored and controlled.

According to a McKinsey & Company report published in November 2021, the IoT could unlock global economic value of up to $12.6 trillion by 2030 and is one of the key trends behind digital transformation of business and economy. McKinsey goes on to predict that most of the value forecast is in B2B applications, including manufacturing plants, farm yield management, and predictive maintenance. McKinsey also sees the human health

sector as the top value creator for IoT along with worksites, smart cities, retail, autonomous vehicles, ship navigation, and defense operation management.

The Company combines long range wireless connectivity with software applications to provide its customers turn-key services to optimize energy efficiency, sustainability, and operations for their facilities. The combination of its unique communications capabilities with its analytics and visualization software platform provides customers with valuable insights to reduce costs and increase revenue. These solutions fall in the realm of Smart Buildings and Smart Cities and the Company's primary focus is on the education, hospitality, and manufacturing industry verticals

The Company's business is operated through Iota Networks which is the network and application research, development, marketing, and sales segment of the business, where all go-to-market activities are conducted. Iota Network's sales and marketing activities focus on the commercialization of applications that leverage connectivity and analytics to reduce costs, optimize operations, and advance sustainability. Data collected from sensors and other advanced end point devices as well as other external data, such as weather patterns and utility pricing, is run through a data analysis engine to yield actionable insights for commercial and industrial customers. With the technological backbone developed in the Iota Networks segment, the Company can focus on the commercialization of such technologies with applications based on data analytics and operations optimization within the IoT value chain.

The Company plans to significantly expand its business by increasing sales and marketing, investing in technology and product development, making capital expenditures to acquire spectrum licenses, and adding key personnel. The capital we raise here will empower us to expand our technology and product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
IotaWAN	Wireless connectivity and network management services based on the LoRaWAN standard, a worldwide low power wide area network standard, supported by the LoRa Alliance.	Wireless connectivity designed for machine to machine communications for commercial, municipal, and industrial customers
Delphi360 IoT Platform	Cloud-based IoT platform for gathering, storing, visualizing, and analyzing data from sensors and other machines to provide data driven insights through advanced analytics.	K-12 schools, Manufacturing, and Hospitality

Competition

IotaComm operates in a competitive landscape that includes both established multinational firms and nimble startups. Large players like Honeywell Building Technologies, Siemens Smart Infrastructure, and Johnson Controls have long been recognized for their comprehensive building management systems, which often incorporate indoor air quality solutions. While these companies benefit from extensive resources and deep market penetration, their offerings can sometimes lack the agility and customization needed by sectors such as K-12 schools, hospitality venues, and mid-sized manufacturing facilities. This creates opportunities for providers like IotaComm that deliver more flexible, rapidly deployable solutions.

In contrast, emerging competitors such as Airthings and Senseware are carving out niches by focusing on specialized sensor data collection and analytics for indoor air quality. However, their solutions typically do not extend to the fully integrated, end-to-end service offerings that modern facility managers require. IotaComm's Delphi360 platform differentiates itself by seamlessly integrating wireless sensor hardware, advanced analytics, and professional services into one scalable solution—an approach we believe offers superior value by directly addressing the evolving needs of indoor environmental quality management.

Moreover, the connectivity services integral to our platform face robust competition from traditional wireless communications companies. Industry leaders like Sierra Wireless, Digi International, and Cradlepoint are well-known for delivering reliable IoT connectivity through cellular and Wi-Fi networks. While these options offer high-

performance connectivity, they often come with higher power consumption and elevated operating costs, which can limit their effectiveness in long-term, battery-powered IoT deployments.

IotaComm's connectivity strategy is uniquely positioned within the LPWAN market, leveraging the widely adopted LoRaWAN standard in both its standard form and our proprietary licensed version. This approach capitalizes on the inherent advantages of LPWAN—such as extended range, reduced power consumption, and cost efficiency—making it an ideal solution for smart building and smart city applications. Additionally, we remain competitive against emerging LPWAN providers. Our hybrid connectivity strategy ensures a scalable, resilient, and comprehensive connectivity solution that adapts to the diverse and dynamic demands of our customer base. The markets in which our services are sold are highly competitive. Our products and services compete against similar products and services of many large and small companies, including well-known global competitors.

Customer Base

Our customer base spans a wide array of sectors where operational efficiency, safety, and sustainability are paramount. In the K-12 segment, partner schools are committed to creating healthier learning environments that foster both academic performance and well-being. These institutions, often navigating tight budgets, leverage our IoT solutions to proactively monitor and manage indoor air quality—ensuring that students and staff enjoy safer, more sustainable environments. Furthermore, our scalable platform is designed to extend beyond air quality, allowing us to integrate additional applications that drive significant operational and cost benefits.

In the manufacturing and hospitality sectors, our technology meets the distinct challenges of enhancing operational safety and efficiency. Manufacturing facilities rely on our robust solutions to maintain regulatory compliance, minimize downtime, and protect critical assets. Similarly, the hospitality industry—spanning hotels, resorts, and dining establishments—utilizes our platform to elevate guest experiences through superior environmental controls while reinforcing operational excellence. As a forward-thinking partner, IotaComm is uniquely positioned to expand its application suite to include energy management, predictive maintenance, cold storage monitoring, and many other innovative functions that empower our customers to optimize resources and enhance sustainability across their operations.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
7172180	"IOTACOMM"	Service Mark	June 25, 2021	September 26, 2023	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. In particular, the Company's spectrum licensing business is regulated primarily by the FCC. These laws and regulations are subject to change.

Litigation

The Company is not subject to any material current litigation or threatened litigation.

Employees

The Company currently has 11 full-time employees. The Company also utilizes independent contractors and advisors.

Perks

The Company is offering the following Perks to Investors:

Time-Based Bonus Shares:

Funded Investment Amount Received By*:	Bonus shares
Thirty (30) Days from the Launch of the Offering prior to 11:59 Pacific Time	25%
Days Thirty-One (31) to Forty-Five (45) from the Launch of the Offering prior to 11:59 Pacific Time	15%
Days Forty-Six (46) to Sixty (60) from the Launch of the Offering prior to 11:59 Pacific Time	5%

*For purposes of this table, Funded Investment Amount means the total funded investment from an Investor during the specified time period in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement and Investor Questionnaire), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening, by the applicable Perk deadline.

Large Investor Bonus Shares:

Funded Investment Amount	Bonus shares
$2,500.00 to $4,999,99	3%
$5,000.00 to $9,999.99	5%
$10,000.00 to $24,999.99	10%
$25,000.00 to $49,999.99	15%
$50,000 and above	25%

*For purposes of this table, Funded Investment Amount means each funded investment from an Investor in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement and Investor Questionnaire), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening.

For the sake of clarity, Time-Based Bonus Shares and Large Investor Bonus Shares can be stacked together. The perks will all be assigned to Investors at the termination of the Offering, unless otherwise decided between the Company and the registrar/transfer agent. The date/time of the signed subscription will be used to assign perks.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. The risks discussed below are not the only ones facing its business but do represent those risks that the Company believes are material to it. Additional risks and uncertainties not presently known to it or that the Company currently deems immaterial may also harm its business.

In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Before investing, you should carefully read and carefully consider the following:

Risks Related to the Company's Business and Industry

We have a limited operating history with our current business upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase with its current business and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The Company currently sustains significant monthly losses, and there is no assurance that it will become profitable in the future.

The Company's financial statements indicate that it has incurred significant operating losses. Investors should be aware that these losses are likely to continue for the foreseeable future and could have an adverse impact on their investment. The Company's ability to achieve profitability is subject to market conditions, competition, and other factors. The path to profitability is subject to a variety of factors, including market demand for IotaComm's products and services, competitive pressures, and the Company's ability to manage its expenses. These factors may be beyond the Company's control.

We currently have restricted access to a substantial number of the tower sites currently under lease due to non-payment. While the Company has been able to maintain its equipment on the sites, the lack of access for future

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modifications could have a material adverse effect on the commercialization of our network and the operation our business. We are currently in arrears and/or in default under a substantial number of the tower site leases that support our network operations and FCC compliance obligations. As a result, our access to those tower sites is currently restricted requiring prior written permission from such providers (or owners), of which there is no assurance, to access such towers sites for maintenance of or to upgrade Company equipment installed or to be installed in such towers. Such restricted or denied access to the tower sites for such purposes could impede our ability to operate and grow our business and commercialize our network, each of which would have a material adverse effect on the Company's business. In addition, such restricted access and/or our inability to obtain access to tower sites used in the operation of our network could adversely affect our ability to comply with FCC regulations applicable to our business and operations, including with respect to required maintenance of and upgrades to our network, and could jeopardize our ability to maintain and renew our FCC licenses when required to be renewed. Loss of one or more of our FCC licenses, especially those related to major metropolitan areas, could have a material adverse effect on our business, operations, results of operations and prospects. While the Company is both seeking to resolve these matters through the settlement of these defaults with the current tower lease companies and/or negotiating leases with new tower lease companies, there is no assurance that a resolution will be reached, which could have a material adverse effect on our business.

Certain of the outstanding indebtedness of the Company is currently in default.

As of the date of this Form C, approximately $1.8 million of our outstanding indebtedness is currently in default. The Company has made numerous unsuccessful attempts to reach the various noteholders to discuss a restructuring pf these notes, but no settlements have been agreed to. While the holders of these notes have not taken any action against the Company to date to collect the outstanding principal amount of these notes or to otherwise enforce their rights under these notes, no assurance can be given that such holders will not take such action in the future. If one or more of the holders does take action to enforce its or their rights under these notes, the Company may not have sufficient funds to repay the notes and any other amounts to which the holder is entitled. The Company's failure to repay these notes could have a material adverse effect on the Company's business, operations and cash flow.

The IoT and data analytics industries are highly competitive, with established companies having greater resources and market share than the Company.

We face competitive pressures from a variety of companies in each of the markets we serve. Some of our present and potential future competitors have, or may have, substantially greater financial, marketing, technical, or manufacturing resources than the Company and, in some cases, have greater name recognition, customer relationships, and experience. Some competitors may enter markets we serve and sell products at lower prices in order to gain or grow market share. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements. They may also be able to devote greater resources to the development, promotion, and sale of their products and services than we can. Some competitors have made, and others may make strategic acquisitions or establish cooperative relationships among themselves or with third parties that enhance their ability to address the needs of our prospective customers. It is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. Other companies may also drive technological innovation and develop products that are equal in quality and performance or superior to our products, which could put pressure on our market position, reduce our overall sales, and require us to invest additional funds in new technology development. In addition, there is a risk that low-cost providers will expand their presence in our markets, improve their quality, or form alliances or cooperative relationships with our competitors, thereby contributing to future price erosion. Some of our products and services may become commoditized, and we may have to adjust the prices of some of our products to stay competitive. Should we fail to compete successfully with current or future competitors, we could experience material adverse effects on our business, financial condition, results of operations, and cash flows.

We need to rapidly and successfully develop and introduce new products and services in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

We may implement new lines of business or offer new products and services within existing lines of business.

We may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its board of directors, executive officers and key personnel.

We are dependent on our board of directors, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of any, or all, of our board of directors, executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

Our proprietarily developed Delphi360 platform is new and may not achieve market acceptance from commercial customers.

We introduced our proprietarily developed Delphi360 platform in 2021, providing a SaaS solution for many IoT applications including Smart Buildings. Our future success will depend, in part, on our ability to continue to improve the functionality of Delphi360, to provide real-time, reliable and powerful data analytics to our commercial customers. Product development will require continued investment in order to maintain our competitive position, and the periods in which we incur significant product development costs may drive variability in our quarterly results. We have made, and expect to continue to make, substantial investments in technology development. However, we may not have the necessary capital, or access to capital at acceptable terms, to make these investments. In addition, we may experience unforeseen problems in the development or performance of our technologies or products, which can prevent us from meeting our product development schedules and future operating results.

The Company's long-term business plan depends upon our ability to acquire spectrum licenses in the 800MHz range for the IoT, and failure to acquire such spectrum on attractive terms would adversely affect the Company's business.

We will seek to acquire 800MHz-range spectrum licenses directly or through Iota Spectrum Partners LP. If we cannot obtain all or a meaningful number of the licenses it is targeting for use in the network there may be gaps in the service areas covered by the licenses. Our inability to acquire licenses covering a complete network area would greatly hinder our ability to supply the spectrum needed by the Company to build and offer network services. This risk is somewhat mitigated where LoRaWAN operates on unlicensed 900 MHz spectrum service and is adequate and available.

Our ability to expand our business is limited by our ability to use FCC-licensed spectrum, which are limited in number.

FCC-licensed spectrum is a scarce resource. We apply for FCC licenses in the frequency band of 800MHz to build the required infrastructure for IoT applications. We compete with other interested parties in the market to obtain FCC licenses in the particular frequency band ranges. The FCC determines the specific spectrum frequencies that are made available for auction or application, and may not allocate sufficient spectrum to meet the demands of all those wishing to obtain licenses. If the FCC limits the available 800MHz frequency for lease application or auction, we will be unable to provide connectivity services in those economic areas and thus reduce the value of our network and our ability to generate revenue.

FCC licenses are subject to renewal and potential revocation in the event of violation of applicable laws. The loss of any of such licenses could materially and adversely affect our ability to service our customers.

The FCC licenses we apply for are subject to renewal upon expiration. Although the FCC has routinely renewed wireless licenses in the past, we cannot assure that no challenges will be brought against the license renewals in the future. In addition, FCC rules require all wireless licenses to meet specified build-out requirements, and failure to comply with these and other requirements in a given license area could result in termination, cancellation or non-renewal of the license for that license area or the imposition of fines by the FCC. Although we have the expertise to provide necessary services to ensure that the maintenance and renewal of the licenses are in good order, if under any circumstances that any of the licenses are forfeited, revoked, or not renewed, we would not be able to provide wireless network in that area unless we contract wireless services of another provider which may significantly increase our operating cost.

FCC licenses are subject to renewal and potential revocation in the event of violation of applicable laws.

The loss of any of such licenses could materially and adversely affect our ability to service our customers. The FCC licenses we apply for are subject to renewal upon expiration. Although the FCC has routinely renewed wireless licenses in the past, we cannot assure that no challenges will be brought against the license renewals in the future. In addition, FCC rules require all wireless licenses to meet specified build-out requirements, and failure to comply with these and other requirements in a given license area could result in termination, cancellation or non-renewal of the license for that license area or the imposition of fines by the FCC. In this connection, we have had licenses up for renewal but because we did not meet the deadline to prove compliance or specified build-out requirements, the license was not renewed by the FCC. No assurance can be given that when our current spectrum licenses come up for renewal, we will be able to successfully renew each one of them or that we will not lose licenses for similar reasons as in the past. Although we have the expertise to provide necessary services to ensure that the maintenance and renewal of the licenses are in good order, if under any circumstances that any of the licenses are forfeited, revoked, or not renewed, we would not be able to provide wireless network in that area unless we contract wireless services of another provider which may significantly increase our operating cost.

5G and other emerging technologies may provide comparable or superior wireless network technology which could make our FCC-licensed Network less competitive in the IoT ecosystem.

FCC-licensed wireless networks in the frequency range of 800MHz are known for features such as long-range connectivity, superior building penetration, high quality transmission and usage of inexpensive and long-battery life hardware. It provides a more reliable, scalable and secure network solution for IoT applications in comparison to the existing wireless technologies such as Wi-Fi/Bluetooth and cellular network. However, 5G also promises a more friendly IoT ecosystem by providing fast data speeds, minimal transmission latency, improved network energy usage and 10-year worth of battery life for low-power IoT devices. The development of the 5G network may provide enhanced technology to our current technology which would affect our ability to remain competitive with the emerging new technologies and have an adverse effect on our business.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create

system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are subject to a wide range of federal, state, and local laws and regulations. In particular, the Company's spectrum licensing business is regulated primarily by the FCC. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject

business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state and local levels. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the

fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities are offered on a "Best Efforts" basis and the Company may not raise the maximum amount being offered.

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C or to meet the Company's working capital needs.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. In all cases, you should consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee of eight and one-half percent (8.5%) of the dollar amount raised in the Offering. The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

An investment in the Company's Securities could result in a loss of your entire investment.

An investment in the Company's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. In addition, even if a trading market develops, there is absolutely no assurance that the Securities could be sold under Rule 144 or otherwise unless the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

The securities in this Offering have no protective provisions.

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a stockholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future

capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the holders of the Securities upon a qualifying financing.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Our valuation and our offering price have been established internally and are difficult to assess.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. The Company has set the price of its Common Stock at $12.00 per share, plus a 3.5% Investor Processing Fee for each Investor who invests in the Offering, see "Offering" for further details on this fee. The Investor Processing Fee is intended to offset transaction costs and, though this fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our Company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

The Investor Processing Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Processing Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Form C and/or incorporated by reference in this Form C, including without limitation the Subscription Agreement located at Exhibit C. For full offering details, please (1) thoroughly review this Form C filed with the Securities and Exchange Commission and (2) thoroughly review any attached documents to, or documents referenced in, this Form C.

The purpose of this Offering is to generate additional capital to pursue marketing activities and technology and product development. See "Use of Proceeds" section for more information.

Minimum Target Offering Amount	$10,011.60
Name of Securities	Common Stock
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	8,253,363
Maximum Offering Amount	$4,999,990.80
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	8,657,083*
Price Per Security	$12.00**
Minimum Individual Investment Amount	$1,001.16+
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits) +
Offering Deadline	July 31, 2025
Use of Proceeds	See the section entitled "Use of Proceeds" on page 28 hereof.
Voting Rights	None. See the description of the voting and control rights on page 32.

*Does not include Bonus Shares of Common Stock that may be issued to Investors as detailed in the "Perks" section herein. The maximum number of Bonus Shares to be issued is 161,812 shares of Common Stock.

**Does not include the Investor Processing Fee of three percent (3.0%) of the Investor's investment amount charged by the Company to each Investor in the Offering. The aggregate amount of fees paid by Investors, including the Investor Processing Fee, will be included towards the Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

+ Includes both the Minimum Individual Purchase Amount and the Investor Processing Fee. The Company reserves the right to amend the Minimum Individual Investment Amount, in its sole discretion.

In addition to the current Offering, during the term of the Offering, the Company intends to make offers to acquire FCC licenses and applications for licenses from existing investors which could result in the issuance of up to 2,100,000 additional shares of Common Stock. These figures are not included in the Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met) in the table above.

Investor Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third-party escrow agent, Enterprise Bank and Trust ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

Cancellations

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering Materials, unless previously accepted as part of a rolling close.

The Company will notify investors when the Target Offering Amount has been met. If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering Materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the stated offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of the Securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Oversubscriptions

The Target Offering Amount is $10,011.60, but investments in excess of the Target Offering Amount and up to the Maximum Offering Amount of $4,999,990.80 will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

Updates

Updates on the status of this Offering may be found at https://invest.iotacomm.com.

Intermediary Information

The Intermediary for the Company is Dealmaker Securities LLC ("Dealmaker" or "Intermediary"), a Delaware limited liability company formed on May 5, 2021. The SEC registration number of the Intermediary is 008-70756 and the Central Registration Depository (CRD) number is 315324.

Platform Compensation

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. DealMaker Securities LLC and/or its affiliates will also be paid a $35,000 advance setup fee and $12,000 monthly fee for the use of the platform and for marketing services. Additionally, the Issuer must reimburse certain expenses related to the Offering.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

In order to invest, to commit to an investment, or to communicate on our platform, you must follow the instructions to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies by providing certain personal and non-person information including information related to income, net worth, and other investments.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	8.5%	$851	8.5%	$424,998
Technology & Product Development (1)	20%	$2,002	20%	$999,998
Sales and Marketing (2)	40%	$4,005	40%	$1,999,997
Capital Expenditures (3)	10%	$1,001	10%	$499,999
General Working Capital (4)	21.5%	$2,152	21.5%	$1,074,998
Total	**100%**	**$10,011+**	**100%**	**$4,999,990+**

+These figures are rounded to the nearest whole dollar.

*In addition to the eight percent (8.5%) cash commission on cash proceeds received in the Offering, the Intermediary and/or its affiliates will also receive a one-time $35,000 payment and a $12,000 monthly maintenance and marketing fee. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants. Lastly, the Company will charge each Investor who invests in the Offering an Investor Processing Fee of three percent (3.0%) of the Investor's investment amount, which is not reflected in the table above.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

(1) We will continue to invest in technology and product development. We will use the proceeds for dual band radio development, data analytics, AI and Metaverse.

(2) We will use the proceeds towards targeted sales and marketing efforts to schools, manufacturing and hospitality markets.

(3) These proceeds will be used to build out the Company's network infrastructure and acquire new licenses from the FCC.

(4) We will use these proceeds for general working capital purposes, including corporate and administrative expenses.

CAPITALIZATION AND OWNERSHIP

The Offering

The Company is offering Common Stock in this Offering. The Company must raise an amount equal to or greater than the Target Offering Amount by July 31, 2025 (the "**Offering Deadline**"). If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The Company requests that you please review this Form C and the Subscription Agreement in <u>Exhibit C</u> (along with all attachments and exhibits thereto), in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing the following Securities:

> **Common Stock**
> **Offering Minimum: $10,011.60**
> **Offering Maximum: $4,999,990.80**
> **Purchase Price Per Share of Security Offered: $12.00 (does not include a 3.0% Investor Processing Fee charged to each Investor)**
> **Offering Deadline: July 31, 2025**

The primary documents governing voting and rights of Investors holding the Securities are the Amended and Restated Certificate of Incorporation (the "**COI**") attached as <u>Exhibit D</u>, and the Company's Amended and Restated Bylaws attached as <u>Exhibit E</u> (the "**Bylaws**", together with the COI, the "**Governing Documents**"). All statements in this Form C Offering Statement regarding voting, control and the rights and preferences of the Securities being sold in this Offering are qualified in their entirety by reference to the Governing Documents.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Description of Issuer's Securities

General

The Company is offering up to $4,999,990.80 and a minimum of $10,011.60 worth of its Common Stock.

The Company must reach its Target Offering Amount of $10,011.60 by July 31, 2025. Unless the Company raises at least the Target Offering Amount of $10,011.60 under the Regulation CF offering by July 31, 2025, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Offering Amount prior to July 31, 2025, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $4,999,990.80 Maximum Offering Amount.

The Minimum Individual Investment Amount per investor is $1,001.16, which includes a $29.16 Investor Processing Fee.

Capitalization

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended and Restated Certificate of Incorporation. For a complete description of our capital stock, you should refer to our Amended and Restated Certificate of Incorporation and to the applicable provisions of Delaware law.

On July 8, 2024, the Company filed an Amended and Restated Certificate of Incorporation which provided for the Company's authorized shares of capital stock to be set at 605,000,000, of which (i) 600,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"), and (ii) 5,000,000 shares of Preferred Stock, $0.02 par value per share (the "**Preferred Stock**"). Additionally, at the time of filing the Amended and Restated Certificate of Incorporation, the Company effected a 200 to 1 share reverse stock split for all outstanding Common Stock.

The Company also has established the 2017 Equity Incentive Plan for which 3,850,000 shares are authorized for issuance thereunder.

As of the date of this Form C, 8,252,553 shares of Common Stock are issued and outstanding. There are no outstanding shares of Preferred Stock. Additionally, the Company has issued and outstanding 893,000 warrants to purchase Common Stock. Further, the Company has not issued any awards under the 2017 Equity Incentive Plan and all 3,850,000 shares remain available for issuance.

In addition to the current Offering, during the term of the Offering, the Company intends to make offers to acquire FCC licenses and applications for licenses from existing investors which could result in the issuance of up to 2,100,000 additional shares of Common Stock. These figures are not included above.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	8,252,553*
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	86.73%

*Although the Offer to Exchange Transaction is closed, the issuance of 6,115,244 shares of Common Stock in connection with the Offer to Exchange Transaction will not occur until on or around April 8, 2025. For purposes of outstanding shares of the Company, these shares are included in the above table.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Warrant to Purchase Common Stock
Shares Issuable Upon Exercise	893,153
Voting Rights	The holders of Warrants to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Warrant, upon exercise, grants the holder of such Warrant, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Warrants to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Warrants to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering of convertible securities).	9.39%

Type	Convertible Notes with Various Creditors
Principal Amount Outstanding	$4,428,187
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	(a) Maturity Date of March 31, 2029 (b) Right to convert all or a portion of the principal plus accrued Interest into shares of Common Stock at $12 per share of Common Stock. (c) If the Company lists its shares for trading on the NASDAQ Global Select Market, the Company shall have the right to convert the note at a conversion price equal to a 15% discount to the IPO offering price.
Interest Rate	6%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering of convertible securities).	3.88%

Voting and Control

Each Investor who purchases the Securities is entitled to one vote for each outstanding share of Common Stock owned by such Investor, with respect to any and all matters presented to the stockholders of the Company for their action or consideration (whether at a meeting of stockholders of the Company, by written action of the stockholders in lieu of a meeting or otherwise). Based on the shares outstanding, and anticipated shares to be issued to acquire spectrum assets and for debt conversion, the Investors who purchase Securities in this Offering will have very limited control over any corporate matters of the Company, including the additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors should not purchase the Securities if they are not comfortable with this lack of control.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience

value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned

What it Means to be a Minority Holder

Investors in our Common Stock will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
NONE		

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$1,587,203	7,936	Product Development and General Working Capital	Various dates between January 3, 2022 and January 31, 2023	Section 4(a)(2)
Warrant to Purchase Common Stock	$0	893,000	N/A	Various dates between March 17, 2022 and January 3, 2025	Section 4(a)(2)
Common Stock	$73,382,923*	6,115,244	Iota Spectrum Partners LP Acquisition	March 4, 2024	Section 4(a)(2)

*Represents the exchange of outstanding limited partnership unit interests in Iota Spectrum Partners LP at an exchange ratio of 0.0125 shares of Common Stock in the Company for each LP Unit. Additionally, although the Offer to Exchange Transaction is closed, the issuance of these shares of Common Stock in connection with the Offer to Exchange Transaction will not occur until on or around April 8, 2025.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

DEBT

As of the date of this Form C, the Issuer has the following debt outstanding:

Type	Board Member Loans
Principal Amount Outstanding	$775,000
Interest Rate and Amortization Schedule	10%
Description of Collateral	Unsecured
Maturity Date	October 15, 2025

Type	Secured Convertible Royalty Note
Principal Amount Outstanding	$14,963,316
Interest Rate and Amortization Schedule	6%, interest is accrued monthly in advance and added to the Principal Amount. If on April 1, 2025, the Company's Common Stock is not listed for trading on the NASDAQ Global Select Market and the Company has not been sold on terms acceptable to the note holder, the Note will bear interest at a rate equal to 10 percent per annum.
Material Terms	a. Maturity Date of March 31, 2029 b. Right to convert all or a portion of the accrued Interest into shares on the same terms as the Company's most recent issuance of shares. c. The Company must complete its acquisition of all of the assets of Iota Spectrum Partners using Company Common Stock as consideration. d. Right to designate one director to the Company's Board. e. If the Company lists its shares for trading on the NASDAQ Global Select Market, the Company shall have the right to convert the note at a conversion price equal to a 15% discount to the IPO offering price.
Description of Collateral	Secured

Type	Secured Convertible Note
Principal Amount Outstanding	$14,769,660
Interest Rate and Amortization Schedule	6%, interest is accrued monthly in advance and added to the Principal Amount. If on April 1, 2025, the Company's Common Stock is not listed for trading on the NASDAQ Global Select Market and the Company has not been sold on terms acceptable to the note holder, the Note will bear interest at a rate equal to 10 percent per annum.
Material Terms	a. Maturity Date of March 31, 2029 b. Right to convert all or a portion of the accrued Interest into shares on the same terms as the Company's most recent issuance of shares. c. The Company must complete its acquisition of all of the assets of Iota Spectrum Partners using Company Common Stock as consideration. d. Right to designate one director to the Company's Board. e. If the Company lists its shares for trading on the NASDAQ Global Select Market, the Company shall have the right to convert the note at a conversion price equal to a 15% discount to the IPO offering price.
Description of Collateral	Secured

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(a) During the year ended May 31, 2024, the Company reported loans from Board members totaling $367,868 in principal and interest. The Company has received additional loans from Board members since such time and the current outstanding principal balance of these loans from Board members is $775,000. Interest is accruing at a rate of 10% per annum on all loans. These loans are unsecured and have a maturity date of October 15, 2025.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit I.

Cash and Cash Equivalents

As of February 28, 2025, the Company had an aggregate of approximately $512,000 in cash and cash equivalents, leaving the Company with approximately 3 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering, the Issuer may concurrently undertake to raise up to an additional $5,000,000 by offering to sell securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The terms of this Offering are based on a pre-money valuation of $126,000,000. The Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit F for subsequent events and applicable disclosures.

Material Changes and Other Information

None

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Progress Updates

Information regarding the progress towards meeting the Target Offering Amount in this Offering may be found at www.invest.iotacomm.com.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.iotacomm.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

IotaComm, Inc.
_____
(Issuer)

By:/s/ Terrence DeFranco
_____
(Signature)

Terrence DeFranco
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Terrence DeFranco
_____
(Signature)

Terrence DeFranco
_____
(Name)

Director
_____
(Title)

April 14, 2025
_____
(Date)

/s/Paul Baldwin
_____
(Signature)

Paul Baldwin
_____
(Name)

Director
_____
(Title)

April 14, 2025
_____
(Date)

/s/Kathy Hanrahan	
(Signature)	
Kathy Hanrahan	
(Name)	
Director	
(Title)	
April 14, 2025	
(Date)	

/s/ Robert DeJean	
(Signature)	
Robert DeJean	
(Name)	
Director	
(Title)	
April 14, 2025	
(Date)	

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Investor Website
(Attached)

Be Part of the Smart Technology Revolution



IotaComm is transforming how commercial buildings and cities operate with Delphi360, our cutting-edge IoT platform. Powered by the next nationwide wireless network, supported by valuable and scarce licensed spectrum dedicated to the Internet of Things, we deliver real-time data insights that boost efficiency, cut costs, and enhance sustainability. Looking ahead, AI, the metaverse, and digital assets will drive the next wave of growth as we revolutionize the built environment.

Positioned at the forefront of a $1.5 trillion industry[1], IotaComm offers you the chance to invest in a connected, intelligent future.

INVEST NOW	$12 Share Price	$972* Min. Investment

SEC Filings   Offering Circular   Investor Education

📈 Target Offering Amount

$XM ━━━━━━━━━━━━ $10,011.60

Investment Highlights



1

2

$1.5T

3



FCC-licensed Spectrum:

A Scarce $100 million Asset underlying our Nationwide Wireless IoT Network

IoT Market Opportunity

4,200%

LPWAN Market Growth Potential[2]



$800K

Potential Sales in the Pipeline



Wi-Fi Alone Can't Power the Future

Smart buildings offer the potential for businesses to lower their energy and other costs, improve health and safety, and advance sustainability. But businesses are hesitant to adopt the technology because traditional wireless solutions like Wi-Fi are too costly and complex to make it work. We're the only company with solutions that are affordable, easy to implement, and meet the growing demands building owners want.

A More Scalable, Affordable IoT Solution

With our Delphi360 platform, including our standards-based carrier-grade LPWAN and data analytics tools, building and city managers can more efficiently monitor and improve their environments. In fact, Delphi360 is already delivering results.

15-30 % reduction in energy use

30% reduction in CO2 emissions

10-25 % savings on building optimizations costs

Get "smart" about this investment opportunity

Download your investor deck now.



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Partnerships with leading brands like:





$800,000 and growing

A pipeline with $800,000 worth of direct sales

Smart city pilot project in Allentown, PA focusing on outdoor air quality



Allentown, PA

What Our Customers Are Saying

TRACTION

Pipeline with $800k in Potential Sales

Our solution is in demand. We've already partnered with leading brands and grown our sales pipeline with over $800,000 in potential revenue.

"Having worked with IotaComm for several years, I believe their solutions support the future of health and wellness in schools, an undeniable priority. The indoor environmental quality sensors have been effective in monitoring ventilation, and we received a positive response from teachers who were curious and ecstatic to learn school spaces were going to be monitored. Beyond that, the collected data has begun to inform us about other health and wellness areas. Portable sensors with a central database that consistently records data and provides real-time alerts allow staff members to be proactive about their room environment ultimately lessening adverse impacts on learning."

Larry Eighmy
Managing Principal, The Stone House Group




*The testimonials presented are the opinions of the individuals providing them. They may not represent the experience of all clients or investors and are not a guarantee of future performance or success. No compensation was provided for these testimonials unless explicitly stated.



The Future: AI and Metaverse

Time series data gathered over periods of time form the basis for leveraging artificial intelligence for more robust analysis and improved user experience, while metaverse applications arm everyday users with digital twin and simulation tools that are typically very complex and expensive



Data Visualization, Analytics, and Insights

Time-series data from indoor air quality, energy management, cold storage monitoring sensors glean insights that help business and facilities managers run smarter, more optimized operations to reduce operating costs, improve health and safety, support sustainability initiatives, and improve resilience.

Standards-Based Connectivity

Our network is built on the LoRaWAN standard, which is the fastest growing, most widely adopted Low Power Wide Area Network Standard in the world. Whether applications run on the standard unlicensed frequencies or our licensed spectrum, our network allows for collaboration with hundreds of LoRa Alliance members across the world.



Our Innovation: the Dual Band Gateway



HOW IT WORKS

1 PHASE I:

IoT, data analysis, visualization

2 PHASE II:

Advance Data Models, such as AI and Metaverse

3 PHASE III:

Alternative Data Monetization Strategies, such as selling access to metadata to utilities, insurance companies, and governments.

EXPANSION

Powering Schools, Hospitality, & Manufacturing

We're starting in metros like PA, NC, and more. Our expansion will include new applications like energy management and cold storage monitoring. Internationally, we're working with Gignet to serve hotels and resorts in Mexico as well.

INVEST NOW

EARLY INVESTOR SHARE DISCOUNT

25%

INVEST NOW

| 25% BONUS SHARES ENDS | 265 Days | 15 Hrs | 18 Mins | 26 Secs |

INVEST
$2,508.64+

RECEIVE

INVEST
$5,017.68+

RECEIVE





3%
BONUS SHARES

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5%
BONUS SHARES

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INVEST
$10,010.52+

RECEIVE
10%
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$25,001.46+

RECEIVE
15%
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$50,000.00

RECEIVE
25%
BONUS SHARES

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TEAM

A Team with Decades in Tech & Finance

Our leadership team combines decades of experience across IoT, technology, and finance, with a passion for driving shareholder value.



Terrence DeFranco
CEO & President

Following over a decade on Wall Street, Terrence led two prior startups to a successful exit. With 30+ years of leadership experience and a deep background in strategy and corporate finance, his vision for IotaComm revolves around a strategy of leveraging licensed spectrum to build a wireless network that unlocks the tremendous potential for scalable IoT solutions.



Charlie Thiel
Chief Revenue Officer

Charlie brings 30 years of business strategy and leadership to the team. He has held executive roles across various industries, excelling in building high-performing teams and expanding market opportunities.



Derek Wallace
Chief Technology Officer

Derek has over 25 years of experience in developing and marketing IoT solutions, with a specific focus on LoRaWAN® technology. Previously, he served as VP of Marketing for LoRa Alliance®, helping to drive global IoT adoption.

PERKS

Get Bonus Shares Unavailable to Public Markets

Frequently Asked Questions

| Investing | Offering | Company |

1. Why invest in startups? ⌃

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

2. How much can I invest? ⌃

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

3. How do I calculate my net worth? ⌃

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is

your net worth.

4. What are the tax implications of an equity crowdfunding investment? ⌃

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

5. Who can invest in a Regulation CF Offering? ⌃

Individuals over 18 years of age can invest.

6. What do I need to know about early-stage investing? Are these investments risky? ⌃

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

7. When will I get my investment back? ⌃

The Common Stock (the "Shares") of IotaComm, Inc (the "Company") are not publicly traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

8. Can I sell my shares? ⌃

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions. Exceptions to limitations on selling shares during the one-year lockup period:
In the event of death, divorce, or similar circumstances, shares can be transferred to:
   The company that issued the securities
An accredited investor
A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

9. What happens if a company does not reach their funding target? ⌃

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

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10. How can I learn more about a company's offering? ⌃

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

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11. What if I change my mind about investing? ⌃

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: info@dealmakersecurities.com

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12. How do I keep up with how the company is doing? ⌃

At a minimum, the company will be filing with the SEC and posting on its website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

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13. What relationship does the company have with DealMaker Securities? ⌃

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

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IotaComm

Sources

1- https://transformainsights.com/blog/iot-24-billion-connected-things-15-trillion
2- https://www.smart-energy.com/policy-regulation/lpwan-market-to-reach-65-billion-by-2025

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself. Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend,"

"expect" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

EXHIBIT C
Subscription Agreement
(Attached)

IotaComm, Inc.

REG CF SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

The Board of Directors of
IOTACOMM, INC.
60 Hamilton Street
Allentown, PA 18101

Ladies and
Gentlemen:

The undersigned understands that IotaComm, Inc., a Delaware corporation, (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to a Form C, as the same may be amended from time to time, filed by the Company with the SEC (the "**Form C**"). The Company is offering to both accredited and non-accredited investors up to 404,530 shares of its Common Stock, $0.0001 par value (each a "**Share**" and, collectively, the "**Shares**") at a price of $12.00 per Share (the "**Purchase Price**"), exclusive of a three percent (3%) investor processing fees for Investors. The minimum amount or target amount to be raised in the Offering is $10,011.60 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $4,999,990.80 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a first-come, first-serve basis. The Company is offering the Shares to prospective investors through Dealmaker Securities LLC (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a cash commission fee equal to eight and one-half percent (8.5%) based on the dollar amount sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. Investors should carefully review the Form C, which is available on the Company's investor website page at https://invest.iotacomm.com (the "**Deal Page**").

1.   Subscription.

    (a)   Subject to the terms of this Agreement and the Form C, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and as per the directions of the Portal through the Deal Page. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf and subject to Section 3. No person may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Form C and on the Deal Page (the "**Offering Deadline**"). Capitalized terms contained, but not defined, herein have the meanings given to them in the Amended and Restated Certificate of Incorporation of the Company (the "**COI**") or the Bylaws of the Company ("**Bylaws**").

    (b)   The undersigned acknowledges they have read the educational materials on the Deal Page, and has been informed of their right to cancel the investment up to 48-hours prior to the Offering Deadline; however, once the Subscription Agreement is accepted by the Company there is no cancellation right;

(c) The undersigned acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Issuer. A promoter may be any person who promotes the Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Issuer; and

(d) The undersigned acknowledges that they have been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

2. Closing.

(a) Closing. Subject to Section 2(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "**Closing**") shall take place through the Portal on the date of any Initial Closing, Subsequent Closing or the Offering Deadline (each, a "**Closing Date**") as defined under and in accordance with the Form C.

(b) Closing Conditions. Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

(ii) at the time of the Closing, the Company shall have received into the escrow account established by the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount; and

(iii) the representations and warranties of the Company contained in Section 6 hereof and of the undersigned contained in Section 4 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

3. Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

4. Investor Representations. The undersigned represents and warrants to the

Company and the Company's agents as follows:

(a)   The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b)   The undersigned (i) either qualifies as an "accredited investor" as defined by Rule 501(a) of Regulation D under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding, (ii) has such knowledge and experience in financial and business matters that the undersigned is capable of evaluating the merits and risks of the prospective investment and (iii) has truthfully submitted the required information to the Portal to evidence these representations. The undersigned agrees and covenants that the undersigned will maintain accurate and up-to-date contact information (including email and mailing address) on the Portal and will promptly update such information in the event it changes or is no longer accurate.

(c)   The undersigned has received and reviewed a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Shares and has had an opportunity to ask questions and receive answers about the Form C, the Offering and the undersigned's investment in the Shares.

(d)   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, the escrow agent, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(e)   The undersigned is familiar with the business and financial condition and operations of the Company, including all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(f)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into

account all information received by the undersigned.

(g)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(h)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(i)   The undersigned has up to 48 hours before the Offering Deadline to cancel the undersigned's subscription and receive a full refund.

(j)   The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(k)   The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(l)   The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(m)   The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities

Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(n)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation Crowdfunding.

(o)   If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

(p)   The undersigned has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the undersigned, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(q)   The undersigned has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The undersigned understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation Crowdfunding, in which case certain state transfer restrictions may apply.

(r)   The undersigned understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the undersigned hereunder.

(s)   The undersigned is not (i) a citizen or resident of a geographic area in which

the subscription of or holding of the Subscription Agreement and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. The undersigned hereby represents and agrees that if the undersigned's country of residence or other circumstances change such that the above representations are no longer accurate, the undersigned will immediately notify Company. The undersigned further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Subscription Agreement or the underlying securities to a party subject to U.S. or other applicable sanctions.

(t)   If the undersigned is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Subscription Agreement; (ii) the execution, delivery and performance by the undersigned of the Subscription Agreement is within the power of the undersigned and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the undersigned, it is not in violation of its current COI or Bylaws, any material statute, rule or regulation applicable to the undersigned; and (iv) the performance of this Subscription Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the undersigned; result in the acceleration of any material indenture or contract to which the undersigned is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

5.   HIGH RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

6.   Company Representations. The undersigned understands that upon issuance to the undersigned of any Shares, the Company will be deemed to have made the following representations and warranties to the undersigned as of the date of such issuance:

(a)   Corporate Power. The Company has been duly incorporated as corporation under the laws of the State of Delaware and, has all requisite legal and corporate

power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b)   Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)   Valid Issuance. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the COI, as amended and/or restated from time to time, and Bylaws of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d)   Authorization. The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. The Company is not in violation of (i) its current COI or Bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company or its operations.

(e)   Operation. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(f)   Consents. No consents, waivers, registrations, qualifications or approvals are required in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby, other than: (i) the Company's corporate, board and/or shareholder approvals which have been properly obtained, made or effected, as the case may be, and (ii) any qualifications or filings under applicable securities laws.

(g)   Securities Matters. The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. The Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of that Act. The Company is not disqualified from offering or selling securities in reliance on Section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Rule 503 of the Regulation Crowdfunding. The Company has a specific business plan, and has not indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. To the extent applicable and as required, the Company has filed with the SEC and provide to its investors the ongoing annual reports required under Regulation Crowdfunding during the two years immediately preceding the filing of the Form C. The Company is organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(h)   Transfer Agent. The Company has engaged a transfer agent registered with the SEC to act as the sole registrar and transfer agent for the Company with respect to the Subscription Agreement.

7.   No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's COI and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

8.   Indemnification. The undersigned acknowledges that the Company and its founders, officers, directors, employees, agents, and affiliates are relying on the truth and accuracy of the foregoing representations and warranties in offering Shares for sale to the undersigned without having first registered the issuance of the Shares under the Securities Act or the securities laws of any state. The undersigned also understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and the undersigned agrees to indemnify and hold harmless the Company its founders, officers, directors, employees, agents (including legal counsel), and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure, or alleged failure, to fulfill any covenants or agreements contained in this Subscription Agreement.

9.   Market Stand-Off and Power of Attorney. In connection with any underwritten public offering by the Company of its equity securities pursuant to an effective registration statement filed under the Securities Act, including the Company's initial public offering, the undersigned shall not directly or indirectly sell, make any short sale of, loan, hypothecate, pledge, offer, grant or sell any option or other contract for the purchase of, purchase any option or other contract for the sale of, or

otherwise dispose of or transfer, or agree to engage in any of the foregoing transactions with respect to, any Shares without the prior written consent of the Company or its managing underwriter. Such restriction (the "***Market Stand- Off***") shall be in effect for such period of time following the date of the final prospectus for the offering as may be requested by the Company or such underwriter. In no event, however, shall such period exceed two hundred seventy (270) days plus such additional period as may reasonably be requested by the Company or such underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions. For consideration received and acknowledged, each undersigned, in its capacity as a securityholder of the Company, hereby appoints the Chief Executive Officer and/or Chief Financial Officer of the Company to act as its true and lawful attorney with full power and authority on its behalf to execute and deliver all documents and instruments and take all other actions necessary in connection with the matters covered by this Section 9 and any lock-up agreement required to be executed pursuant to an underwriting agreement in connection with any initial public offering of Company. Such appointment shall be for the limited purposes set forth above.

10.   <u>Obligations Irrevocable</u>. Following the Closing, the obligations of the undersigned shall be irrevocable. The Company and the Portal, and each of their respective affiliates and agents, are each hereby authorized and instructed to accept and execute any instructions in respect of the Shares given by the undersigned in written or electronic form. The Portal may rely conclusively upon and shall incur no liability in respect of any action take upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the undersigned.

11.   <u>Notices</u>. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

12.   <u>Governing Law</u>. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the principles of conflicts of laws.

13.   <u>Submission to Jurisdiction</u>. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14.   <u>Entire Agreement</u>. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

15.   <u>Waiver, Amendment</u>. Neither this Subscription Agreement nor any provisions

hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

16. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

17. Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

18. Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

19. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

20. Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

21. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

22. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

23. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect. The undersigned agrees that, upon demand, it will promptly furnish any information, and execute and deliver

such documents, as reasonably required by the Company and/or the Portal.

[End of Page]

IotaComm, Inc.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Common Stock of IotaComm, Inc. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Common Stock**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual:

If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

IotaComm, Inc.

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

    ☐A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
    a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
    a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;
    ☐A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;
    ☐The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

       (Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

 DATED:

 INVESTOR: (Print Full Name of Investor)

                                                               By:

                                                                    (Signature)

                                                               Name of Signing Officer (if Entity):

                                                               Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in IotaComm, Inc.'s offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in IotaComm, Inc.'s offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

EXHIBIT D
Amended and Restated Certificate of Incorporation
(Attached)

Delaware



The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "IOTA COMMUNICATIONS, INC.", CHANGING ITS NAME FROM "IOTA COMMUNICATIONS, INC." TO "IOTACOMM, INC.", FILED IN THIS OFFICE ON THE EIGHTH DAY OF JULY, A.D. 2024, AT 7:07 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

2893610 8100
SR# 20243084726

Authentication: 203886032
Date: 07-09-24

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:07 PM 07/08/2024
FILED 07:07 PM 07/08/2024
SR 20243084726 - File Number 2893610

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF IOTA COMMUNICATIONS, INC.

The present name of the corporation is Iota Communications, Inc. and was originally incorporated under the name Technology Horizons Corp. The date of filing of its original certificate of incorporation with the Secretary of State of the State of Delaware was May 7, 1998 (as amended, the "Original Certificate of Incorporation").

This Amended and Restated Certificate of Incorporation which restates, integrates and further amends the Original Certificate of Incorporation of the Corporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware (the "DGCL") and has been adopted by the requisite vote of the stockholders of the Corporation, acting by written consent in lieu of a meeting in accordance with Section 228 of the DGCL.

Pursuant to Section 242 and 245 of the DGCL, the Original Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

FIRST: The name of the Corporation is IotaComm, Inc. (herein called the "Corporation").

SECOND: The Corporation's registered office in the State of Delaware is located at 251 Little Falls Drive, Wilmington, New Castle County, DE 19808. The name of the Corporation's registered agent is Corporation Service Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the "DGCL").

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is six hundred and five million (605,000,000), of which six hundred million (600,000,000) shall be shares of Common Stock, $0.0001 par value ("Common Stock"), and five million (5,000,000) shall be shares of preferred stock, $0.0001 par value ("Preferred Stock"). The Preferred Stock may be issued from time to time in one or more series. The Board is hereby expressly authorized to provide, by resolution adopted and filed in accordance with the DGCL, out of the authorized but unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

1

Any shares of any class or series of Preferred Stock purchased, exchanged, converted or otherwise acquired by the Corporation, in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock, without designation as to series, and may be reissued as part of any series of Preferred Stock created by resolution or resolutions of the Board, subject to the conditions and restrictions on issuance set forth in this Amended and Restated Certificate of Incorporation or in such resolution or resolutions.

Upon the filing and effectiveness (the "Effective Time"), pursuant to the DGCL, of this Amended and Restated Certificate of Incorporation, each two hundred (200) shares of Common Stock issued and outstanding and/or held by the Corporation as treasury stock immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the "Reverse Stock Split"). No fractional shares shall be issued in connection with the Reverse Stock Split. Cash shall be paid in lieu of fractional shares for any Stockholders who otherwise would be entitled to receive fractional shares of Common Stock (all shares of Common Stock held in the name of a stockholder being aggregated for such purpose). Each certificate that immediately prior to the Effective Time represented shares of Common Stock ("Old Certificates"), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined pursuant to this Reverse Stock Split, subject to the elimination of fractional share interests as described above. As soon as practicable after the Effective Date, the Corporation or its agent shall notify the stockholders of the Corporation of the Reverse Stock Split and request the surrender of their Old Certificates with instructions as to how to receive new certificates.

FIFTH: The numbers of directors of the Corporation shall be such as from time to time shall be fixed in the manner provided in the bylaws of the Corporation (the "Bylaws"). The election of directors of the Corporation need not be by written ballot unless the Bylaws so require.

In furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to adopt, amend, or repeal the Bylaws or adopt new Bylaws without any action on the part of the stockholders; provided that any Bylaw adopted or amended by the Board, and any powers thereby conferred, may be amended, altered, or repealed by the stockholders.

SIXTH: A. To the fullest extent permitted by applicable law, as such presently exists or may hereafter be amended, a director or officer of the Corporation shall not be personally liable to the Corporation or to its stockholders for monetary damages for any breach of fiduciary duty as a director or officer. No amendment to, modification of, or repeal of this Article SIXTH.A. shall adversely effect or increase the liability or alleged liability of any director or officer of the Corporation for or with respect to any acts or omissions of such director or officer occurring prior to such amendment, modification, or repeal.

B.   The Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "Covered Person") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (a "Proceeding"), by reason of the fact that the Covered Person, or a person for whom the Covered Person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, enterprise, or nonprofit entity, including service with respect to employee benefit plans, to the extent that the basis of such proceeding is alleged action in an official capacity as a director, officer, employee, trustee, or agent, against all liability and loss suffered (including judgments, fines, excise taxes, penalties, or amounts paid in settlement) and expenses (including attorneys' fees) actually and reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of the Corporation. Any amendment, repeal, or modification of this Article SIXTH.B. shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such amendment, repeal or modification. The right to indemnification provided for herein shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

SEVENTH: The Corporation shall have the right, subject to any express provisions or restrictions contained in the Amended and Restated Certificate of Incorporation of the Corporation or the Bylaws, from time to time, to amend, alter, or repeal any provision of the Amended and Restated Certificate of Incorporation in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a director or stockholder of the Corporation by the Amended and Restated Certificate of Incorporation or any amendment thereof are conferred subject to such right.

EIGHTH: A.   Forum Selection. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the Corporation, (2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (3) any action arising pursuant to any provision of the DGCL or this Amended and Restated Certificate of

3

Incorporation or the Bylaws (as either may be amended from time to time), or (4) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article EIGHTH.

    B. Personal Jurisdiction. If any action the subject matter of which is within the scope of Section A immediately above is filed in a court other than a court located within the State of Delaware (a "Foreign Action") in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Section A immediately above (an "FSC Enforcement Action") and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder's counsel in the Foreign Action as agent for such stockholder.

  IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by Terrence DeFranco, its Chairman of the Board and Chief Executive Officer, this 8th day of July, 2024.

By: _____

Name: Terrence DeFranco
Title: Chairman and CEO

EXHIBIT E
Amended and Restated By-Laws
(Attached)

IotaComm, Inc.

AMENDED AND RESTATED BYLAWS

ARTICLE I

OFFICES

Section 1. Offices. The registered office of IotaComm, Inc. (the "Corporation") in the State of Delaware shall be as set forth in the Certificate of Incorporation of the Corporation (as amended from time to time, the "Certificate of Incorporation"). The Corporation may have offices at such other places both within and without the State of Delaware as the board of directors of the Corporation (the "Board of Directors") may from time to time determine or as may be necessary or convenient to the business of the Corporation.

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 1. Annual Meeting. The annual meeting of the stockholders of the Corporation shall be held on such date, at such time, and at such place (if any) within or without the State of Delaware as shall be designated from time to time by the Board of Directors and stated in the Corporation's notice of the meeting. In lieu of holding an annual meeting of stockholders at a designated place, the Board of Directors may, in its sole discretion, determine that any annual meeting of stockholders be held solely by means of remote communication.

Section 2. Special Meetings. Special meetings of the stockholders of the Corporation may be called only by or at the direction of the Board of Directors, pursuant to a resolution approved by a majority of the entire Board of Directors. Special meetings shall be held on such date, at such time, and at such place (if any) within or without the State of Delaware as shall be designated by the Board of Directors and stated in the Corporation's notice of the meeting. In lieu of holding a special meeting of stockholders at a designated place, the Board of Directors may, in its sole discretion, determine that any special meeting of stockholders be held solely by means of remote communication.

Section 3. Notice of Meetings.

(a)   The Corporation shall give notice of any annual or special meeting of stockholders. Notices of meetings of the stockholders shall state the place, if any, date and hour of the meeting, the record date for determining stockholders entitled to vote at the meeting, if such record date is different from the record date for determining stockholders entitled to notice of the meeting, and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting. In the case of a special meeting, the notice shall state the purpose or purposes for which the meeting is called. No business other than that specified in the notice thereof shall be transacted at any special meeting. Unless

otherwise provided by applicable law or the Certificate of Incorporation of the Corporation, notice shall be given to each stockholder entitled to vote at such meeting not fewer than ten (10) days or more than sixty (60) days before the date of the meeting.

(b)   Whenever under applicable law, the Certificate of Incorporation or these Bylaws notice is required to be given to any stockholder, such notice may be given in writing directed to the stockholder's mailing address (or by electronic transmission directed to the stockholder's electronic mail address, as applicable) as it appears on the records of the Corporation or by such other form of electronic transmission consented to by the stockholder. A notice to a stockholder shall be deemed given as follows: (i) if mailed, when the notice is deposited in the United States mail, postage prepaid, (ii) if delivered by courier service, the earlier of when the notice is received or left at such stockholder's address, (iii) if given by electronic mail, when directed to such stockholder's electronic mail address unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail or such notice is prohibited by Section 232(e) of the General Corporation Law of the State of Delaware, or (iv) if given by a form of electronic transmission consented to by the stockholder to whom the notice is given and otherwise meeting the requirements set forth above, (A) if by facsimile transmission, when directed to a number at which the stockholder has consented to receive notice, (B) if by a posting on an electronic network together with separate notice to the stockholder of such specified posting, upon the later of (1) such posting and (2) the giving of such separate notice, and (C) if by any other form of electronic transmission, when directed to the stockholder. A stockholder may revoke such stockholder's consent to receiving notice by means of electronic transmission by giving written notice or electronic transmission of such revocation to the Corporation. A notice may not be given by an electronic transmission from and after the time that (1) the Corporation is unable to deliver by such electronic transmission two (2) consecutive notices given by the Corporation and (2) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to discover such inability shall not invalidate any meeting or other action. "Electronic transmission" means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, 1 or more electronic networks or databases (including 1 or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process. "Electronic mail" means an electronic transmission directed to a unique electronic mail address (which electronic mail shall be deemed to include any files attached thereto and any information hyperlinked to a website if such electronic mail includes the contact information of an officer or agent of the Corporation who is available to assist with accessing such files and information). "Electronic mail address" means a destination, commonly expressed as a string of characters, consisting of a unique username or mailbox (commonly referred to as the "local part" of the address) and a reference to an internet domain (commonly referred to as the "domain part" of the address), whether or not displayed, to which electronic mail can be sent or delivered.

(c)   Notice of any meeting of stockholders need not be given to any stockholder if waived by such stockholder either in a writing signed by such stockholder or by electronic transmission, whether such waiver is given before or after such meeting is held. If such a waiver

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is given by electronic transmission, the electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder.

Section 4. Quorum and Adjournment. Except as otherwise required by law, by the Certificate of Incorporation, or by these Bylaws, the presence, in person or represented by proxy, of the holders of a majority of the aggregate voting power of the stock issued and outstanding, entitled to vote thereat, shall constitute a quorum for the transaction of business at all meetings of the stockholders. If such majority shall not be present or represented at any meeting of the stockholders, a majority of the stockholders present, although less than a quorum, or the presiding officer of such meeting shall have the power to adjourn the meeting to another time and place, if any.

Section 5. Adjourned Meetings. When a meeting is adjourned to another time and place, if any, unless otherwise provided by these Bylaws, notice need not be given of the adjourned meeting if the date, time, and place, if any, thereof and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the stockholders may transact any business that might have been transacted at the original meeting. If an adjournment is for more than thirty (30) days or, if after an adjournment, a new record date is fixed for determining the stockholders entitled to vote at the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder entitled to vote at the meeting.

Section 6. Vote Required. Except as otherwise provided by law, the Certificate of Incorporation, or these Bylaws:

(a)   Directors shall be elected by a plurality in voting power of the shares present in person or represented by proxy at a meeting of the stockholders and entitled to vote in the election of directors; and

(b)   Whenever any corporate action other than the election of directors is to be taken, it shall be authorized by a majority in voting power of the shares present, in person or represented by proxy, at a meeting of stockholders and entitled to vote on the subject matter.

Section 7. Manner of Voting; Proxies.

(a)   At each meeting of stockholders, each stockholder having the right to vote shall be entitled to vote in person or by proxy. Each stockholder shall be entitled to vote each share of stock having voting power and registered in such stockholder's name on the books of the Corporation on the record date fixed for determination of stockholders entitled to vote at such meeting.

(b)   Each person entitled to vote at a meeting of stockholders, or to express consent or dissent to corporate action in writing without a meeting, may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon

after three (3) years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only so long as, it is coupled with an interest sufficient in law to support an irrevocable power.

Section 8. **Remote Communication.** For the purposes of these Bylaws, if authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxyholders may, by means of remote communication:

(a) participate in a meeting of stockholders; and

(b) be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (i) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (ii) the Corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including, without limitation, an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

Section 9. **Stockholder Action Without a Meeting.**

(a) Except as otherwise provided by law or by the Certificate of Incorporation, any action required to be taken at any meeting of stockholders of the Corporation, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book or books in which meetings of stockholders are recorded; *provided, however*, that delivery made to the Corporation's registered office in the State of Delaware shall be by hand or by certified or registered mail, return receipt requested. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of the holders to take the action were delivered to the Corporation. Any person executing a consent may provide, whether through instruction to an agent or otherwise, that such a consent will be effective at a future time (including a time determined upon the happening of an event), no later than 60 days after such instruction is given or such provision is made, if evidence of such instruction or provision is provided to the Corporation. Unless otherwise provided, any

such consent shall be revocable prior to its becoming effective.

(b)   To the extent permitted by applicable law, an electronic transmission consenting to an action to be taken and transmitted by a stockholder, member or proxyholder, or by a person or persons authorized to act for a stockholder, member or proxyholder, shall be deemed to be written and signed for the purposes of this section, provided that any such electronic transmission sets forth or is delivered with information from which the Corporation can determine (i) that the electronic transmission was transmitted by the stockholder, member or proxyholder or by a person or persons authorized to act for the stockholder, member or proxyholder and (ii) the date on which such stockholder, member or proxyholder or authorized person or persons transmitted such electronic transmission. A consent given by electronic transmission is delivered to the Corporation upon the earliest of: (A) when the consent enters an information processing system, if any, designated by the Corporation for receiving consents, so long as the electronic transmission is in a form capable of being processed by that system and the Corporation is able to retrieve that electronic transmission; (B) when a paper reproduction of the consent is delivered to the Corporation's principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders or members are recorded; (C) when a paper reproduction of the consent is delivered to the Corporation's registered office in the State of Delaware by hand or by certified or registered mail, return receipt requested; or (D) when delivered in such other manner, if any, provided by resolution of the Board of Directors. Whether the Corporation has so designated an information processing system to receive consents is determined by the Certificate of Incorporation, these Bylaws or from the context and surrounding circumstances, including the conduct of the Corporation. A consent given by electronic transmission is delivered under this section even if no person is aware of its receipt. Receipt of an electronic acknowledgement from an information processing system establishes that a consent given by electronic transmission was received but, by itself, does not establish that the content sent corresponds to the content received.

(c)   Any copy, facsimile, or other reliable reproduction of a consent in writing (or reproduction in paper form of a consent by electronic transmission) may be substituted or used in lieu of the original writing (or original reproduction in paper form of a consent by electronic transmission) for any and all purposes for which the original consent could be used, provided that such copy, facsimile, or other reproduction shall be a complete reproduction of the entire original writing (or original reproduction in paper form of a consent by electronic transmission).

Section 10. <u>Presiding Officer and Secretary</u>.

(a)   The Chairperson of the Board shall preside at meetings of the stockholders. In the absence of the Chairperson of the Board, the President of the Corporation shall preside at meetings of the stockholders. In the absence of each of the Chairperson of the Board and the President of the Corporation, any director or officer designated by the Board of Directors shall preside at meetings of the stockholders.

(b)   The Secretary of the Corporation shall act as secretary of all meetings of the stockholders, but, in the absence of the Secretary, the presiding officer of the meeting may appoint any person to act as secretary of the meeting.

Section 11. <u>**Conduct of Meetings.**</u> At each meeting of stockholders, the presiding officer of the meeting shall fix and announce the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at the meeting and shall determine the order of business and all other matters of procedure. The Board of Directors may adopt by resolution such rules, regulations, and procedures for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with any such rules and regulations adopted by the Board of Directors, the presiding officer of the meeting shall have the right and authority to convene and to adjourn the meeting and to establish rules, regulations, and procedures, which need not be in writing, for the conduct of the meeting and to maintain order and safety. Without limiting the foregoing, he or she may:

(a)   restrict attendance at any time to bona fide stockholders of record and their proxies and other persons in attendance at the invitation of the presiding officer or Board of Directors;

(b)   place restrictions on entry to the meeting after the time fixed for the commencement thereof;

(c)   restrict dissemination of solicitation materials and use of audio or visual recording devices at the meeting;

(d)   adjourn the meeting without a vote of the stockholders, whether or not there is a quorum present; and

(e)   make rules governing speeches and debate, including time limits and access to microphones.

The presiding officer of the meeting shall act in his or her absolute discretion, and his or her rulings shall not be subject to appeal.

Section 12.   <u>**Inspectors of Election.**</u> The Corporation may, and shall if required by law, in advance of any meeting of stockholders, appoint one or more inspectors of election, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and to make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector so appointed or designated is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors so appointed or designated shall (i) ascertain the number of shares of capital stock of the Corporation outstanding and the voting power of each such share, (ii) determine the shares of capital stock of the Corporation represented at the meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares of capital stock of the Corporation represented at the meeting and such inspectors' count of all votes and ballots. Such certification and report shall specify such other information as may be required by law. In determining the validity and counting of proxies and

ballots cast at any meeting of stockholders of the Corporation, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for an office at an election may serve as an inspector at such election.

Section 13. Record Dates.

(a)   In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty or fewer than ten days before the date of such meeting. If the Board of Directors so fixes a record date for determining the stockholders entitled to notice of any meeting of stockholders, such date shall also be the record date for determining the stockholders entitled to vote at such meeting, unless the Board of Directors determines, at the time it fixes the record date for determining the stockholders entitled to notice of such meeting, that a later date on or before the date of the meeting shall be the record date for determining the stockholders entitled to vote at such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of and to vote at any meeting of stockholders or any adjournment thereof shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of such meeting; provided, however, that the Board of Directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to receive notice of such adjourned meeting the same or an earlier date as that fixed for determining the stockholders entitled to vote at such adjourned meeting in accordance with the foregoing provisions of this subsection (a) of this Section 13.

(b)   In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent shall, by written notice to the Secretary, request the Board of Directors to fix a record date. The Board of Directors shall promptly, but in all events within ten (10) days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board of Directors within ten (10) days after the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by applicable law, the Certificate of Incorporation, or these Bylaws, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the date on which the Board of Directors adopts the resolution taking such prior action.

(c)   In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution, or allotment of any rights, or the stockholders entitled to exercise any rights in respect of any change, conversion, or exchange of capital stock, or for the purpose of any other lawful action, except as may otherwise be provided in these Bylaws, the Board of Directors may fix a record date. Such record date shall not precede the date upon which the resolution fixing such record date is adopted, and shall not be more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

ARTICLE III

DIRECTORS

Section 1. Number. The number of directors that shall constitute the whole Board of Directors shall be one or such greater number of directors as determined from time to time by resolution adopted by the Board of Directors.

Section 2. Powers. Subject to any limitations set forth in the Certificate of Incorporation and to any provision of the General Corporation Law of the State of Delaware relating to powers or rights conferred upon or reserved to the stockholders or the holders of any class or series of the Corporation's issued and outstanding stock, the business and affairs of the Corporation shall be managed, and all corporate powers shall be exercised, by or under the direction of the Board of Directors.

Section 3. Resignations and Removal.

(a)   Any director may resign at any time by giving notice in writing or by electronic transmission to the Board of Directors or the Secretary; *provided*, *however*, that if such notice is given by electronic transmission, such electronic transmission must either set forth, or be submitted with, information from which it can be determined that the electronic transmission was authorized by such director. Such resignation shall take effect at the date of receipt of such notice or at any later time specified therein. Acceptance of such resignation shall not be necessary to make it effective.

(b)   Except as otherwise may be provided in the Certificate of Incorporation, any director or the entire Board of Directors may be removed, with or without cause, by the holders of capital stock having a majority in voting power of the shares entitled to vote in the election of directors.

Section 4. Annual Meetings. The Board of Directors shall meet each year as soon as practicable following the annual meeting of stockholders, at the place where such meeting of stockholders has been held, or at such other place as shall be fixed by the Board of Directors (or if not previously fixed by the Board of Directors, by the person presiding over the meeting of the stockholders), for the purpose of election of officers and consideration of such other business as

the Board of Directors considers relevant to the management of the Corporation.

Section 5. Regular Meetings. Regular meetings of the Board of Directors shall be held on such dates and at such times and places, if any, within or without the State of Delaware, as shall from time to time be determined by the Board of Directors, such determination to constitute the only notice of such regular meetings to which any director shall be entitled. In the absence of any such determination, such meetings shall be held, upon notice to each director in accordance with Section 7 of this Article III, at such times and places, if any, within or without the State of Delaware, as shall be designated in such notice or otherwise by the Chairperson of the Board or the President.

Section 6. Special Meetings. Special meetings of the Board of Directors shall be held at the call of the Chairperson of the Board at such times and places, within or without the State of Delaware, as he or she shall designate, upon notice to each director in accordance with Section 7 of this Article III. Special meetings shall be called by the President of the Corporation or Secretary of the Corporation on like notice at the written request of a majority of the directors then in office.

Section 7. Notice. Notice of any regular (if required) or special meeting of the Board of Directors may be given by personal delivery, mail, courier service (including, without limitation, Federal Express), facsimile transmission (directed to the facsimile transmission number at which the director has consented to receive notice), electronic mail (directed to the electronic mail address at which the director has consented to receive notice), or other form of electronic transmission pursuant to which the director has consented to receive notice. If notice is given by personal delivery, by facsimile transmission, by electronic mail, or by other form of electronic transmission pursuant to which the director has consented to receive notice, then such notice shall be given on not less than twenty-four hours' notice to each director. If written notice is delivered by mail, then it shall be given on not less than five (5) calendar days' notice to each director. If written notice is delivered by courier service, then it shall be given on not less than three (3) calendar days' notice to each director.

Section 8. Waiver of Notice. Notice of any meeting of the Board of Directors, or any committee thereof, need not be given to any member if waived by him or her in writing or by electronic transmission, whether before or after such meeting is held, or if he or she shall sign the minutes of such meeting or attend the meeting, except that if such director attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened, then such director shall not be deemed to have waived notice of such meeting. If waiver of notice is given by electronic transmission, such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the director.

Section 9. Quorum and Powers of a Majority. At all meetings of the Board of Directors and of each committee thereof, a majority of the total number of directors constituting the whole Board of Directors or such committee shall be necessary and sufficient to constitute a quorum for the transaction of business. The act of a majority of the members present at any meeting of the Board of Directors or a committee thereof at which a quorum is present shall be the act of the Board of Directors or such committee, unless by express provision of applicable law, the

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Certificate of Incorporation, or these Bylaws, a different vote is required, in which case such express provision shall govern and control. In the absence of a quorum, a majority of the members present at any meeting may, without notice other than announcement at the meeting, adjourn such meeting from time to time until a quorum is present.

Section 10. **Manner of Acting.**

(a)   Members of the Board of Directors, or any committee thereof, may participate in any meeting of the Board of Directors or such committee by means of conference telephone or other communications equipment by means of which all persons participating therein can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(b)   Any action required or permitted to be taken at any meeting of the Board of Directors or any committee thereof may be taken without a meeting if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or such committee; *provided, however*, that such electronic transmission or transmissions must either set forth or be submitted with information from which it can be determined that the electronic transmission or transmissions were authorized by the director. Any person (whether or not then a director) may provide, whether through instruction to an agent or otherwise, that a consent to action will be effective at a future time (including a time determined upon the happening of an event), no later than 60 days after such instruction is given or such provision is made and such consent shall be deemed to have been given for purposes of this subsection at such effective time so long as such person is then a director and did not revoke the consent prior to such time. Any such consent shall be revocable prior to becoming effective. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board of Directors, or the committee thereof, in the same paper or electronic form as the minutes are maintained.

Section 11. **Organization.** Meetings of the Board of Directors shall be presided over by the Chairperson of the Board, if any, or in his or her absence by a presiding person chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the presiding person at the meeting may appoint any person to act as secretary of the meeting.

Section 12. **Committees.** The Board of Directors may designate one or more committees, each committee to consist of one or more directors, which to the extent provided in said resolution or resolutions shall have and may exercise the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation (including the power and authority to designate other committees of the Board of Directors); *provided, however*, that no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the General Corporation Law of the State of Delaware to be submitted to stockholders for approval (other than recommending the election or removal of directors) or (ii) adopting, amending, or repealing any Bylaw of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee to replace any absent or disqualified member of

the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting of such committee and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of such absent or disqualified director.

Section 13. **Committee Procedure.**

(a)   Except as otherwise determined by the Board of Directors or provided by these Bylaws, each committee shall adopt its own rules governing the time, place, if any, and method of holding its meetings and the conduct of its proceedings and shall meet as provided by such rules or by resolution of the Board of Directors. Unless otherwise provided by these Bylaws or any such rules or resolutions, notice of the time and place, if any, of each meeting of a committee shall be given to each member of such committee as provided in Section 7 of this Article III with respect to notices of meetings of the Board of Directors.

(b)   Each committee shall keep regular minutes of its proceedings and report the same to the Board of Directors when required.

(c)   Any member of any committee may be removed from such committee either with or without cause, at any time, by the Board of Directors at any meeting thereof. Any vacancy in any committee may be filled by the Board of Directors in the manner prescribed by the Certificate of Incorporation or these Bylaws for the original appointment of the members of such committee.

Section 14. **Vacancies and Newly Created Directorships.** Unless otherwise provided in the Certificate of Incorporation or in these Bylaws, vacancies and newly-created directorships resulting from any increase in the authorized number of directors may be filled by the stockholders or by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and directors so chosen shall serve for a term expiring at the annual meeting of stockholders at which the term of office to which they have been elected expires and until such directors' successors have been duly elected and qualified.

Section 15. **Director Compensation.**

(a)   The Board of Directors, by a resolution or resolutions, may fix, and from time to time, change, the compensation of directors.

(b)   Each director shall be entitled to reimbursement from the Corporation for his or her reasonable expenses incurred with respect to duties as a member of the Board of Directors or any committee thereof.

(c)   Nothing contained in these Bylaws shall be construed to preclude any director from serving the Corporation in any other capacity and from receiving compensation from the Corporation for service rendered to it in such other capacity.

ARTICLE IV

OFFICERS

Section 1. Number. The officers of the Corporation shall include a President, a Secretary, and a Treasurer. The Board of Directors also may elect one or more Vice Presidents (including one or more Executive Vice Presidents and one or more Senior Vice Presidents if deemed appropriate by the Board of Directors), one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers as the Board of Directors may from time to time deem appropriate or necessary.

Section 2.   Election of Officers, Term, and Qualifications.   The officers of the Corporation shall be elected from time to time by the Board of Directors and shall hold office at the pleasure of the Board of Directors. A vacancy in any office because of death, resignation, removal, disqualification, or any other cause shall be filled in the manner prescribed in this Section 2 for the regular election to such office. None of the officers of the Corporation needs to be a director of the Corporation. Any two (2) or more offices may be held by the same person to the extent permitted by the General Corporation Law of the State of Delaware and other applicable law.

Section 3. Removal. Any officer may be removed, either with or without cause, by the Board of Directors at any meeting thereof, or to the extent delegated to the President, by the President, if any.

Section 4. Resignations. Any officer of the Corporation may resign at any time by giving notice in writing or by electronic transmission to the Board of Directors or to the President, if any; *provided*, *however*, that if such notice is given by electronic transmission, such electronic transmission must either set forth, or be submitted with, information from which it can be determined that the electronic transmission was authorized by the officer. Such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 5. Compensation of Officers. The salaries and other compensation of all officers of the Corporation shall be fixed by or in the manner directed by the Board of Directors from time to time, and no officer shall be prevented from receiving such salary by reason of the fact that he or she also is a director of the Corporation.

Section 6.   The President.   The President shall be the chief executive officer of the Corporation. The President shall have, subject to the supervision, direction, and control of the Board of Directors, the general powers and duties of supervision, direction, and management of the affairs and business of the Corporation customarily and usually associated with the position of chief executive officer, including, without limitation, all powers necessary to direct and control the organizational and reporting relationships within the Corporation. The President shall have such additional powers and duties as may be from time to time assigned to him or her by the Board of Directors.

Section 7. **The Vice Presidents.** Each Vice President shall have such powers and perform such duties as may from time to time be assigned to him or her by the Board of Directors or the President.

Section 8. **The Secretary.** The Secretary shall attend meetings of the Board of Directors and meetings of the stockholders and record all votes and minutes of all such proceedings in a book or books kept for such purpose. The Secretary shall have all such further powers and duties as are customarily and usually associated with the position of Secretary or as may from time to time be assigned to him or her by the Board of Directors or the President.

Section 9. **The Treasurer.** The Treasurer shall have custody of the Corporation's funds and securities, shall be responsible for maintaining the Corporation's accounting records and statements, shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation, and shall deposit or cause to be deposited moneys or other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer also shall maintain adequate records of all assets, liabilities, and transactions of the Corporation and shall assure that adequate audits thereof are currently and regularly made. The Treasurer shall have all such further powers and duties as are customarily and usually associated with the position of Treasurer or as may from time to time be assigned to him or her by the Board of Directors or the President.

ARTICLE V

STOCK

Section 1. **Certificates.** The shares of capital stock of the Corporation shall be represented by certificates, unless the Certificate of Incorporation otherwise provides or unless the Board of Directors provides by resolution or resolutions that some or all of the shares of any class or classes, or series thereof, of the Corporation's capital stock shall be uncertificated. Every holder of capital stock of the Corporation represented by certificates shall be entitled to a certificate representing such shares. Certificates for shares of stock of the Corporation shall be numbered and shall be entered in the books of the Corporation as they are issued. Each certificate shall bear a serial number, shall exhibit the holder's name and the number of shares evidenced thereby, and shall be signed by any two authorized officers of the Corporation. Any or all of the signatures on the certificate may be a facsimile. If any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, the certificate may be issued by the Corporation with the same effect as if such person or entity were such officer, transfer agent, or registrar at the date of issue.

Section 2. **Transfers.** Transfers of stock of the Corporation shall be made on the books of the Corporation only upon surrender to the Corporation (or a transfer agent designed to transfer shares of stock of the Corporation) of a certificate (if any) for the shares duly endorsed or accompanied by proper evidence of succession, assignment, or authority to transfer; *provided*,

however, that such succession, assignment, or transfer is not prohibited by the Certificate of Incorporation, these Bylaws, applicable law, or contract. Thereupon, the Corporation shall issue a new certificate (if requested) to the person entitled thereto, cancel the old certificate (if any), and record the transaction upon its books.

Section 3. **Lost, Stolen, or Destroyed Certificates.** The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the Corporation a bond of indemnity in satisfactory form with one or more satisfactory sureties, whereupon a new certificate (if requested) may be issued of the same tenor and for the same number of shares as the one alleged to be lost, stolen or destroyed.

Section 4. **Registered Stockholders**. The names and addresses of the holders of record of the shares of each class and series of the Corporation's capital stock, together with the number of shares of each class and series held by each record holder and the date of issue of such shares, shall be entered on the books of the Corporation. Except as otherwise required by the General Corporation Law of the State of Delaware or other applicable law, the Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares of capital stock of the Corporation as the person entitled to exercise the rights of a stockholder, including, without limitation, the right to vote in person or by proxy at any meeting of the stockholders of the Corporation. The Corporation shall not be bound to recognize any equitable or other claim to or interest in any such shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise expressly required by the General Corporation Law of the State of Delaware or other applicable law.

Section 5. **Additional Powers of the Board.**

(a)   In addition to, and without limiting, those powers set forth in Section 2 of Article III, the Board of Directors shall have power and authority to make all such rules and regulations as it shall deem expedient concerning the issue, transfer, and registration of certificates for shares of stock of the Corporation, including the use of uncertificated shares of stock, subject to the provisions of the General Corporation Law of the State of Delaware, other applicable law, the Certificate of Incorporation, and these Bylaws.

(b)   The Board of Directors may appoint and remove transfer agents and registrars of transfers, and may require all stock certificates to bear the signature of any such transfer agent and/or any such registrar of transfers.

ARTICLE VI

INDEMNIFICATION

Section 1. **Indemnification.**

(a)   Subject to Section 3 of this Article VI, the Corporation shall indemnify, to

the full extent that it shall have power under applicable law to do so and in a manner permitted by such law, any person who is made or threatened to be made a party to or is otherwise involved (as a witness or otherwise) in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (hereinafter, a "Proceeding"), by reason of the fact that such person is or was a director or officer of the Corporation, or while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, including service with respect to an employee benefit plan (collectively, "Another Enterprise"), against expenses (including attorneys' fees), judgments, fines (including ERISA excise taxes or penalties) and amounts paid in settlement actually and reasonably incurred by him or her in connection with such Proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

(b)   The Corporation may indemnify, to the full extent that it shall have power under applicable law to do so and in a manner permitted by such law, any person who is made or threatened to be made a party to or is otherwise involved (as a witness or otherwise) in any threatened, pending, or completed Proceeding, by reason of the fact that such person is or was an employee or agent of the Corporation, or while not serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, or agent of Another Enterprise, against expenses (including attorneys' fees), judgments, fines (including ERISA excise taxes or penalties) and amounts paid in settlement actually and reasonably incurred by him or her in connection with such Proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

(c)   To the extent that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any threatened, pending, or completed Proceeding referred to in Section 145(a) or (b) of the General Corporation Law of the State of Delaware, or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses (including, without limitation, attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

(d)   The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendre* or its equivalent, shall not, of itself, create a presumption that the person seeking indemnification did not act in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

Section 2. **Advancement of Expenses.**

(a)   Subject to Section 3 of this Article VI, with respect to any person who is made or threatened to be made a party to or is otherwise involved (as a witness or otherwise) in

any threatened, pending, or completed Proceeding, by reason of the fact that such person is or was a director or officer of the Corporation or while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, or agent of Another Enterprise, the Corporation shall pay the expenses (including, without limitation, attorneys' fees) incurred by such person in defending any such Proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); *provided*, *however*, that any advancement of expenses shall be made only upon receipt of an undertaking (hereinafter an "undertaking") by such person to repay all amounts advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such person is not entitled to be indemnified for such expenses under this Article VI or otherwise.

(b)   With respect to any person who is made or threatened to be made a party to or is otherwise involved (as a witness or otherwise) in any threatened, pending, or completed Proceeding, by reason of the fact that such person is or was an employee or agent of the Corporation, or while not serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, or agent of Another Enterprise, the Corporation may, in its discretion and upon such terms and conditions, if any, as the Corporation deems appropriate, pay the expenses (including, without limitation, attorneys' fees) incurred by such person in defending any such Proceeding in advance of its final disposition.

Section 3. Actions Initiated Against The Corporation. Notwithstanding anything contained in Section 1(a) or Section 2(a) of this Article VI to the contrary, except as provided in Section 5(b) of this Article VI, with respect to a Proceeding initiated against the Corporation by a person who is or was a director or officer of the Corporation (whether initiated by such person in or by reason of such capacity or in or by reason of any other capacity, including as a director, officer, employee, or agent of Another Enterprise), the Corporation shall not be required to indemnify or to advance expenses (including, without limitation, attorneys' fees) to such person in connection with prosecuting such Proceeding (or part thereof) or in defending any counterclaim, cross-claim, affirmative defense, or like claim of the Corporation in such Proceeding (or part thereof) unless such Proceeding was authorized by the Board of Directors of the Corporation.

Section 4. Contract Rights. The rights to indemnification and advancement of expenses conferred upon any current or former director or officer of the Corporation pursuant to this Article VI (whether by reason of the fact that such person is or was a director or officer of the Corporation, or while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, or agent of Another Enterprise) shall be contract rights, shall vest when such person becomes a director or officer of the Corporation, and shall continue as vested contract rights even if such person ceases to be a director or officer of the Corporation. Any amendment, repeal, or modification of, or adoption of any provision inconsistent with, this Article VI (or any provision hereof) shall not adversely affect any right to indemnification or advancement of expenses granted to any person pursuant hereto with respect to any act or omission of such person occurring prior to the time of such amendment, repeal, modification, or adoption (regardless of whether the Proceeding relating to such acts or omissions, or any proceeding relating to such person's rights to indemnification or to advancement of expenses, is commenced before or after the time of such amendment, repeal, modification, or adoption), and any such amendment, repeal, modification, or adoption that would adversely affect

such person's rights to indemnification or advancement of expenses hereunder shall be ineffective as to such person, except with respect to any threatened, pending, or completed Proceeding that relates to or arises from (and only to the extent such Proceeding relates to or arises from) any act or omission of such person occurring after the effective time of such amendment, repeal, modification, or adoption.

Section 5. Claims.

(a)   If (i) a claim under <u>Section 1(a)</u> of this <u>Article VI</u> with respect to any right to indemnification is not paid in full by the Corporation within sixty (60) days after a written demand has been received by the Corporation or (ii) a claim under <u>Section 2(a)</u> of this <u>Article VI</u> with respect to any right to the advancement of expenses is not paid in full by the Corporation within twenty (20) days after a written demand has been received by the Corporation, then the person seeking to enforce a right to indemnification or to an advancement of expenses, as the case may be, may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim.

(b)   If successful in whole or in part in any suit brought pursuant to <u>Section 5(a)</u> of this <u>Article VI</u>, or in a suit brought by the Corporation to recover an advancement of expenses (whether pursuant to the terms of an undertaking or otherwise), the person seeking to enforce a right to indemnification or an advancement of expenses hereunder or the person from whom the Corporation sought to recover an advancement of expenses, as the case may be, shall be entitled to be paid by the Corporation the reasonable expenses (including, without limitation, attorneys' fees) of prosecuting or defending such suit.

(c)   In any suit brought by a person seeking to enforce a right to indemnification hereunder (but not a suit brought by a person seeking to enforce a right to an advancement of expenses hereunder), it shall be a defense that the person seeking to enforce a right to indemnification has not met any applicable standard for indemnification under applicable law. With respect to any suit brought by a person seeking to enforce a right to indemnification or right to advancement of expenses hereunder or any suit brought by the Corporation to recover an advancement of expenses (whether pursuant to the terms of an undertaking or otherwise), neither (i) the failure of the Corporation to have made a determination prior to commencement of such suit that indemnification of such person is proper in the circumstances because such person has met the applicable standards of conduct under applicable law, nor (ii) an actual determination by the Corporation that such person has not met such applicable standards of conduct, shall create a presumption that such person has not met the applicable standards of conduct or, in a case brought by such person seeking to enforce a right to indemnification, be a defense to such suit.

(d)   In any suit brought by a person seeking to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses (whether pursuant to the terms of an undertaking or otherwise), the burden shall be on the Corporation to prove that the person seeking to enforce a right to indemnification or to an advancement of expenses or the person from whom the Corporation seeks to recover an advancement of expenses is not entitled to be indemnified, or to such an advancement of expenses, under this <u>Article VI</u> or otherwise.

Section 6. **Determination of Entitlement to Indemnification.** Any indemnification required or permitted under this Article VI (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent, as the case may be, is proper in the circumstances because he or she has met all applicable standards of conduct set forth in this Article VI and Section 145 of the General Corporation Law of the State of Delaware. Such determination shall be made, with respect to a person who is a director or officer of the Corporation at the time of such determination, (i) by a majority vote of the directors who are not parties to such Proceeding, even though less than a quorum; (ii) by a committee of such directors designated by majority vote of such directors, even though less than a quorum; (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion; or (iv) by a majority vote of the stockholders. Such determination shall be made, with respect to any person who is not a director or officer of the Corporation at the time of such determination, in the manner determined by the Board of Directors (including in such manner as may be set forth in any general or specific action of the Board of Directors applicable to indemnification claims by such person) or in the manner set forth in any agreement to which such person and the Corporation are parties.

Section 7. **Non-Exclusive Rights.** The indemnification and advancement of expenses provided in this Article VI shall not be deemed exclusive of any other rights to which any person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be such director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such person.

Section 8. **Insurance.** The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of Another Enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of this Article VI or otherwise.

Section 9. **Severability.** If any provision or provisions of this Article VI shall be held to be invalid, illegal, or unenforceable for any reason whatsoever: (a) the validity, legality, and enforceability of the remaining provisions of this Article VI (including, without limitation, each portion of any paragraph or clause containing any such provision held to be invalid, illegal, or unenforceable, that is not itself held to be invalid, illegal, or unenforceable) shall not in any way be affected or impaired thereby; and (b) to the fullest extent possible, the provisions of this Article VI (including, without limitation, each such portion of any paragraph or clause containing any such provision held to be invalid, illegal, or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal, or unenforceable.

Section 10. **Miscellaneous.** For purposes of this Article VI: (a) references to serving at the request of the Corporation as a director or officer of Another Enterprise shall include any service as a director or officer of the Corporation that imposes duties on, or involves services by,

such director or officer with respect to an employee benefit plan; (b) references to serving at the request of the Corporation as an employee or agent of Another Enterprise shall include any service as an employee or agent of the Corporation that imposes duties on, or involves services by, such employee or agent with respect to an employee benefit plan; (c) a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner not opposed to the best interests of the Corporation; and (d) references to a director of Another Enterprise shall include, in the case of any entity that is not managed by a board of directors, such other position, such as manager or trustee or member of the governing body of such entity, that entails responsibility for the management and direction of such entity's affairs, including, without limitation, general partner of any partnership (general or limited) and manager or managing member of any limited liability company.

ARTICLE VII

MISCELLANEOUS

Section 1. Books and Records.

(a) Any books or records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device or method; *provided*, *however*, that the books and records so kept can be converted into clearly legible paper form within a reasonable time. The Corporation shall so convert any books or records so kept upon the request of any person entitled to inspect such records pursuant to the Certificate of Incorporation, these Bylaws, or the provisions of the General Corporation Law of the State of Delaware.

(b) The Corporation shall prepare and make, at least ten days before every meeting of the stockholders, a complete list of the stockholders entitled to vote thereat, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the stockholder's name; *provided*, *however*, if the record date for determining the stockholders entitled to vote at the meeting is fewer than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date. Nothing contained in this subsection (b) shall require the Corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, *provided* that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Corporation. If the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible network, and the information required to access such list shall be provided with the

notice of the meeting. The stock ledger shall be the only evidence of the identity of the stockholders entitled to examine such list.

(c)   Except to the extent otherwise required by law, or by the Certificate of Incorporation, or by these Bylaws, the Board of Directors shall determine from time to time whether and, if allowed, when and under what conditions and regulations the stock ledger, books, records, and accounts of the Corporation, or any of them, shall be open to inspection by the stockholders and the stockholders' rights, if any, in respect thereof. Except as otherwise provided by law, the stock ledger shall be the only evidence of the identity of the stockholders entitled to examine the stock ledger, the books, records, or accounts of the Corporation.

Section 2. **Voting Shares in Other Business Entities**. The President, any Vice President, or any other officer or officers of the Corporation designated by the Board of Directors may vote, and otherwise exercise on behalf of the Corporation any and all rights and powers incident to the ownership of, any and all shares of stock or other equity interest held by the Corporation in any other corporation or other business entity. The authority granted in this Section 2 may be exercised either by any such officer in person or by any other person authorized to do so by proxy or power of attorney duly executed by any such officer.

Section 3. **Execution of Corporate Instruments**.

(a)   The Board of Directors may in its discretion determine the method and designate the signatory officer or officers, or other person or persons, to execute, sign, or endorse any corporate instrument or document, or to sign the corporate name without limitation, except where otherwise provided by law, and such execution or signature shall be binding upon the Corporation.

(b)   Unless otherwise specifically determined by the Board of Directors or otherwise required by law, formal contracts of the Corporation, promissory notes, deeds of trust, mortgages, and other evidences of indebtedness of the Corporation, and other corporate instruments or documents requiring the corporate seal, shall be executed, signed, or endorsed by the President, any Vice President, the Secretary, the Treasurer, or any Assistant Secretary or Assistant Treasurer. All other instruments and documents requiring a corporate signature but not requiring the corporate seal may be executed as aforesaid or in such other manner and by such other person or persons as may be determined from time to time by the Board of Directors or the President.

(c)   All checks and drafts drawn on banks or other depositaries on funds to the credit of the Corporation or in special accounts of the Corporation shall be executed, signed, or endorsed by the Treasurer, any Assistant Treasurer, or in such other manner and by such other person or persons as may be determined from time to time by the Board of Directors.

(d)   Unless otherwise specifically determined by the Board of Directors or otherwise required by law, the execution, signing, or endorsement of any corporate instrument or document may be effected manually, by facsimile, or (to the extent permitted by applicable law and subject to such policies and procedures as the Corporation may have in effect from time to

time) by electronic signature.

Section 4. Fiscal Year. The fiscal year of the Corporation shall be such fiscal year as the Board of Directors from time to time by resolution shall determine.

Section 5. Gender/Number. As used in these Bylaws, the masculine, feminine, or neuter gender, and the singular and plural number, shall each include the other whenever the context so indicates.

Section 6. Section Titles. The titles of the sections and subsections of these Bylaws have been inserted as a matter of reference only and shall not control or affect the meaning or construction of any of the terms and provisions hereof.

Section 7. Amendment. These Bylaws may be altered, amended, or repealed by the Board of Directors or the stockholders of the Corporation.

Section 8. Certificate of Incorporation. Notwithstanding anything to the contrary contained herein, if any provision contained in these Bylaws is inconsistent with or conflicts with a provision of the Certificate of Incorporation, such provision of these Bylaws shall be superseded by the inconsistent provision in the Certificate of Incorporation to the extent necessary to give effect to such provision in the Certificate of Incorporation.

Section 9. Forum. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, creditors or other constituents, (iii) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the General Corporation Law of the State of Delaware or the Certificate of Incorporation or these By-laws (as each may be amended from time to time), (iv) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation governed by the internal affairs doctrine; or (v) any action asserting an "internal corporate claim" as that term is defined in Section 115 of the General Corporation Law of the State of Delaware, in all cases to the fullest extent permitted by law and subject to the court's having personal jurisdiction over the indispensable parties named as defendants provided, that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state court sitting in the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware).

EXHIBIT F
Financial Statements
(Attached)

Joseph Velocci, CPA, CGMA
Anthony Velocci, CPA
Nancy Colucco, CPA
Cassia DeFrank, CPA



JVA
ACCOUNTANTS & ADVISORS
"Building Your Future"

Licensed in:
New Jersey
Florida

November 20, 2024

To the Stockholders, Board of Directors and Management
Iota Communications, Inc. and Subsidiaries

In connection with our audit of the consolidated financial statements of Iota Communications, Inc. and Subsidiaries for the year ended May 31, 2024, we will issue our report thereon dated November 19, 2024. As part of our engagement, we also audited the Company's internal control over financial reporting. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the consolidated financial statements as required by generally accepted accounting principles. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both (1) most important to the portrayal of the Company's financial condition and results and (2) require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by Iota Communications, Inc. and Subsidiaries in its 2023 consolidated financial statements are described in Note 2 to the consolidated financial statements.

Critical Accounting Estimates

Accounting estimates are an integral part of the consolidated financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (a) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (b) the impact of the estimate on financial condition or operating performance is material. The Company's critical accounting estimate(s) affecting the consolidated financial statements were:

> Management's estimate of impairment of intangible assets and long-lived assets are based on generally accepted accounting principles. We evaluated the key factors and assumptions used to develop the estimate of impairment in determining that it is reasonable in relation to the consolidated financial statements taken as a whole.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party

transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the consolidated financial statements, and to communicate the results of our evaluation and our conclusions to you.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial and to communicate accumulated misstatements to management. Management is in agreement with the misstatements we have identified, and they have been corrected in the Company's consolidated financial statements. The corrected misstatements, other than those that are clearly trivial, that, in our judgment, may not have been detected except through our auditing procedures. In our judgment, none of the misstatements that management has corrected, either individually or in the aggregate, indicate matters that could have a significant effect on the Company's financial reporting process.

Auditor's Report

In connection with the audit of the consolidated financial statements, we have provided you a draft of our auditor's report.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a disagreement on a financial accounting, reporting, or auditing matter that could be significant to the consolidated financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

This information is intended solely for the use of the stockholders, board of directors and management of Iota Communications, Inc. and Subsidiaries and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

JVA Accountants & Advisors

Certified Public Accountants

Joseph Velocci, CPA, CGMA
Anthony Velocci, CPA
Nancy Colucco, CPA
Cassia DeFrank, CPA



JVA
ACCOUNTANTS & ADVISORS
"Building Your Future"

Licensed in:
New Jersey
Florida

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Iota Communications, Inc. and Subsidiaries

Opinions on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Iota Communications, Inc., and subsidiaries (the Company) as of May 31, 2024, and the related consolidated statements of operations, shareholders' deficit, and cash flows for the year then ended, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2024, and the results of its operations and its cash flows for the year ended May 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the consolidated financial statements, the Company has incurred losses in developing its business, and further losses are anticipated. The Company has also defaulted on its loan obligations. The Company requires additional funds to meet its obligations and the costs of its operations. These factors raise substantial doubt about the Company's ability as a going concern. Management's plan in this regard are described in Note 9. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal

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securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

JVA Accountants & Advisors

Certified Public Accountants

We have served as Iota Communications, Inc.'s auditor since 2023.

Palm Beach Gardens, Florida
November 19, 2024

Iota Communications, Inc.
Consolidated Balance Sheet

	May 31, 2024	May 31, 2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 30,833	$ 65,234
Accounts receivable	7,828	10,414
Inventory	8,831	45,179
Prepaid expenses and other current assets	184,364	80,500
Total Current Assets	231,856	201,327
Other Assets:		
Fixed Assets, net of accumulated depreciation of $5,586,426 and $5,744,568, respectively	1,337,940	2,724,016
Intangible Assets, net of accumulated amortization of zero $0.00 and $171,588, respectively	55,060,000	62,779,000
Operating lease right of use asset	13,648,753	11,790,770
Security deposit	-	18,451
Total other assets	70,046,693	77,312,237
Total Assets	$ 70,278,549	$ 77,513,564
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$ 10,345,742	$ 12,721,783
Accrued expenses and other current liabilities	900,867	434,449
Convertible notes - current	2,169,242	26,587,241
Notes payable	4,851,408	2,193,810
Accrued interest-notes payable	3,986,764	4,542,828
Related party notes	672,091	1,209,899
Accrued interest-related parties	20,637	78,776
Due to officer	68,366	-
Deposits and deferred revenue	856,509	691,723
Lease liability	3,076,915	3,788,207
Total current liabilities	26,948,541	52,248,716
Long-term liabilities		
Convertible notes - long-term	30,230,591	-
Revenue based notes	14,493,240	14,904,270
Asset retirement obligations	2,409,932	2,251,337
Operating lease right of use liability	-	8,646,182
Other long-term liabilities	4,135,532	-
Total long-term liabilities	51,269,295	25,801,789
Total liabilities	78,217,836	78,050,505
Stockholders' equity		
Preferred stock $.001 par value, 5,000,000 shares authorized, -0- shares issued and outstanding	-	-
Common stock $0.0001 par value; 600,000,000 shares authorized, 427,640,481 and 427,342,147 issued and outstanding as of May 31, 2024 and 2023, respectively	42,764	42,734
Additional paid in capital	137,308,546	136,706,310
Accumulated deficit	(201,024,690)	(200,930,789)
Total Iota Communications, Inc. stockholders' deficit	(63,673,380)	(64,181,745)
Non-controlling interest in Variable Interest Entity (VIE)	55,734,093	63,644,804
Total deficit	(7,939,287)	(536,941)
Total liabilities and stockholders' deficit	$ 70,278,549	$ 77,513,564

The accompanying notes are an integral part of these consolidated financial statements.

Iota Communications, Inc.

Consolidated Statement of Operations

For the years ended May 31, 2024 and 2023

	2024	2023
Sales	$ 152,286	$ 83,628
Cost of Sales	78,218	26,447
Gross Profit	74,068	57,181
Network site expenses	3,473,302	2,344,533
Sales, general and administrative	3,110,550	2,286,206
Depreciation	768,986	951,817
Total Operating Expense	7,352,838	5,582,556
Loss from operations	(7,278,770)	(5,525,375)
Other (income) / loss:		
Impairment expense	11,096,553	-
Interest expense	6,072,972	3,580,317
Gain on debt extinguishment	(160,490)	(763,600)
Accretion expense	158,595	148,013
Other gains	(23,637)	-
Total other expense	17,143,993	2,964,730
Net income before provision for income taxes	(24,422,763)	(8,490,105)
Provision for income taxes	-	-
Net Loss	(24,422,763)	(8,490,105)
Net loss attributable to non-controlling interest	(11,588,265)	(402,758)
Net loss attributable to Iota Communications, Inc.	$ (12,834,498)	$ (8,087,347)
Basic and diluted loss per common share:	$ (0.03)	$ (0.02)
Weighted average shares of common stock outstanding - basic and diluted	427,640,481	427,342,147

The accompanying notes are an integral part of these consolidated financial statements.

IOTA COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ DEFICIT
FOR THE YEARS ENDED MAY 31, 2024 AND May 31, 2023

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Iota Communications, Inc.	Non-Controlling Interest	Shareholders' Deficiency
	Shares	Par Value	Shares	Par $.0001 Amount					
Balance as of May 31, 2022	-	$ -	424,020,116	$ 42,664	$ 136,414,177	$ (201,444,290)	$ (64,987,449)	$ 60,842,562	$ (4,144,887)
Common stock and warrants issued in connection with private placement, net	-	-	3,322,031	332	331,871	-	332,203	-	332,203
Iota Spectrum Partners, LP limited partnership interests issued for cash	-	-	-	-	-	-	-	3,205,000	3,205,000
Prior period adjustment	-	-	-	(262)	(39,738)	8,600,848	8,560,848		8,560,848
Net loss	-	-	-	-	-	(8,087,347)	(8,087,347)	(402,758)	(8,490,105)
Balance as of May 31, 2023	-	$ -	427,342,147	$ 42,734	$ 136,706,310	$ (200,930,789)	$ (64,181,745)	$ 63,644,804	$ (536,941)
[redacted]									
Net common stock and warrants issued (cancelled) for the settlement of liabilities	-	-	166,667	17	41,383	-	41,400	-	41,400
Beneficial conversion feature on convertible notes and warrants issued with convertible notes, notes payable, and revenue-based notes	-	-	666,667	67	39,933	-	40,000	-	40,000
Extinguishment of revenue-based notes	-	-	-	-	609,141	-	609,141	-	609,141
Iota Spectrum Partners, LP limited partnership interests issued for contributed assets	-	-	-	-	-	-	-	3,377,554	3,377,554
Iota Spectrum Partners, LP limited partnership interests issued for cash	-	-	-	-		-	-	300,000	300,000
Cumulative effect of ROU adjustment						3,788,207	3,788,207	-	3,788,207
Prior period adjustment			(535,000)	(54)	(88,221)	8,952,390	8,864,115	-	8,864,115
Net loss	-	-	-	-	-	(12,834,498)	(12,834,498)	(11,588,265)	(24,422,763)
Balance as of May 31, 2024	-	$ -	427,640,481	$ 42,764	$137,308,546	$ (201,024,690)	$ (63,673,380)	$ 55,734,093	$ (7,939,287)

The accompanying notes are an integral part of these consolidated financial statements.


Iota Communications, Inc.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED MAY 31, 2024 AND MAY 31, 2023


	May 23, 2024	May 23, 2023
Cash Flows from Operating Activities:		
Net (Loss)	$ (24,422,763)	$ (8,490,105)
Adjustments to Reconcile (Loss) to Net Cash Provided (Used) by Operating Activities:		
Gain on debt extinguishment	(160,490)	(763,600)
Gain on extinguishment of trade payables	(81,355)	-
Gain on lease transactions	(15,758)	-
Impairment expense	11,096,553	-
Warranty expense	1,115	-
Credit losses	19,048	-
Depreciation	768,986	951,817
Accrued interest	6,072,972	3,580,560
Accretion expense	158,595	148,013
Decrease (Increase) in Accounts Receivable	2,586	(7,448)
Decrease (Increase) in Inventory	36,348	(45,179)
Increase (Decrease) in Prepaid Expenses and Other Current Assets	(103,864)	784,611
Increase (Decrease) in Accounts Payable (see note 8 – long-term accounts payable)	(2,376,041)	653,965
Increase in deferred revenue	164,786	-
Increase (Decrease) in accrued expenses and other current liabilities	466,418	(99,705)
Net Cash Provided (Used) by Operating Activities	(8,372,864)	(3,287,071)
Cash Flows from Investing Activities		
Loss on disposition of assets	73,476	-
Net Cash Provided (used) by Investing Activities	73,476	-
Cash Flows from Financing Activities:		
Proceeds From Limited Partnership Interests Issued	300,000	3,205,000
Proceeds from notes payable	2,802,597	-
Proceeds from officer loan	65,000	-
Repayment of notes payable	(715,201)	-
Conversion of accrued interest into convertible notes (see note 7 – AIP)	5,812,591	-
Net Cash Provided (Used) in Financing Activities	8,264,987	3,205,000

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS			(34,401)		(82,071)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR			65,234		147,305
CASH AND CASH EQUIVALENTS, END OF YEAR		$	30,833	$	65,234
Supplemental Disclosure of Cash Flow Information					
Cash paid for interest		$	560,895	$	-

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – NATURE OF BUSINESS

The Company is a wireless communication and data analytics company that delivers Internet of Things ("IoT") solutions that enable health, safety, and sustainability initiatives for commercial, municipal, and industrial customers. The Company combines long range wireless connectivity with software applications to provide its customers turn-key services to optimize energy efficiency, sustainability, and operations for their facilities. The combination of its unique communications capabilities with its analytics and visualization software platform provides customers with valuable insights to reduce costs and increase revenue. These solutions fall in the realm of Smart Buildings and Smart Cities and the Company's primary focus is on the education, hospitality, and manufacturing industry verticals.

The Company operates its business across four segments: (1) Iota Communications, (2) Iota Networks, (3) Iota Commercial Solutions, and (4) Iota Spectrum Holdings. Operating activities related to the parent company are classified within Iota Communications.

Iota Communications

The parent company's operations are primarily related to running the operations of the Company. The Company re-organized its operating segments in September 2018 in connection with the Merger with M2M. The significant expenses included within the parent company are stock-based compensation, professional and service fees, and interest on convertible and other notes payable.

Iota Networks

Iota Networks is the network and application research, development, marketing, and sales segment of the business, where all go-to-market activities are conducted. Iota Networks' sales and marketing activities focus on the commercialization of applications that leverage connectivity and analytics to reduce costs, optimize operations, and advance sustainability. Data collected from sensors and other advanced end point devices as well as other external data, such as weather patterns and utility pricing, is run through a data analysis engine to yield actionable insights for commercial and industrial customers. With the technological backbone developed in the Iota Networks segment, the Company can focus on the commercialization of such technologies with applications based on data analytics and operations optimization within the IoT value chain.

Iota Commercial Solutions

ICS acts as a general contractor for energy management-related services, such as solar photovoltaic system installation and LED lighting retrofits. These services are value-added for customers and allow them to execute actions that result from analytic insights. Iota Commercial Solutions ceased operations in the fiscal year ended May 31, 2023.

Iota Spectrum Holdings

Iota Spectrum Holdings was formed to act as the general partner for Iota Spectrum Partners. Iota Spectrum Partners is a variable interest entity of Iota Communications, Inc. The purpose of Iota Spectrum Partners is to own spectrum licenses that Iota Networks uses to operate its networks.

At May 31, 2024, Iota Spectrum Holdings owns approximately 17% of the outstanding partnership units of Iota Spectrum Partners resulting in a non-controlling interest of 83%.

At May 31, 2023, Iota Spectrum Holdings owns approximately 18% of the outstanding partnership units of Iota Spectrum Partners resulting in a non-controlling interest of 82%.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Iota Communications, Inc. and its wholly owned subsidiaries Arkados, Iota Networks, Iota Commercial Solutions, Iota Spectrum Holdings and Iota Spectrum Partners, a variable interest entity controlled by the Company. Intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, accordingly, require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. Significant estimates made by management include expected economic life and value of our deferred tax assets, valuation allowance, impairment of long-lived assets, fair value of equity instruments for services, allowance for doubtful accounts, and warranty reserves. Actual amounts could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

For certain of our financial instruments, including accounts receivable, accounts payable, and accrued expenses, the carrying amounts are approximate fair value due to their relatively short maturities.

CASH AND CASH EQUIVALENTS

Cash equivalents are comprised of certain highly liquid investments with maturities of three months or less when purchased. We maintain our cash in bank deposit accounts, which at times, may exceed federally insured limits. We have not experienced any losses to date as a result of this policy. Cash and cash equivalents held in these accounts are currently insured by the Federal Deposit Insurance Corporation ("FDIC") up to a maximum of $250,000 per institution. At May 31, 2024, no bank balances exceeded the FDIC limit.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR CREDIT LOSSES

Accounts receivable are stated at the amount management expects to collect from outstanding balances. The carrying amounts of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed the due date and estimates the portion, if any, of the balance that will not be collected. Management provides for probable uncollectible amounts through a charge to expenses and a credit to a valuation allowance, based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. No allowance for credit losses were recorded in the fiscal years ended May 31, 2024 and May 31, 2023.

REVENUE RECOGNITION

The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, which the Company adopted beginning June 1, 2016. The Company did not record a retrospective adjustment upon adoption, and instead opted to apply the full retrospective method for all customer contracts.

As part of ASC Topic 606, the Company adopted several practical expedients including that the Company has determined that it need not adjust the promised amount of consideration for the effects of a significant financing component since the Company expects, at contract inception, that the period between when the Company transfers a promised service to the customer and when the customer pays for that service will be one year or less.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in ASC Topic 606. The contract transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. Amounts received prior to being earned are recognized as contract liabilities on the accompanying consolidated balance sheets.

Activities related to the Company's wireless communication and application technology segment and Delphi360 platform subscriptions are classified under Iota Networks, activities related to the parent company are classified under Iota Communications, and activities related to the spectrum licenses owned by Iota Spectrum Partners that Iota Networks uses to operate its network are classified under Iota Spectrum Holdings beginning with the formation date of Iota Spectrum Partners.

WARRANTY LIABILITIES

The Company's provision for estimated future warranty costs is based upon estimates from management. Most hardware sold to customers carry a manufacturer's warranty that is passed to the customer. If the Company issues a warranty beyond the manufacturer's, an accrual is created. Our warranty reserve is computed by taking 10% of the product cost at the time the warranty begins. The reserve is adjusted monthly to account for both new items added and previously items sold falling out of warranty. The Company periodically reviews the adequacy of its product warranties.

INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out method) and net realizable value. Inventories that are expected to be sold within one operating cycle (1 year) are classified as a current asset. Inventories that are not expected to be sold within 1 year, based on historical trends, are classified as Inventories - long term portion. Obsolete inventory is written off annually. As of May 31, 2024 and May 31, 2023, no inventory was classified as long-term.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, generally three to ten years. Expenditures that enhance the useful lives of the assets are capitalized and depreciated.

All network site setup costs are capitalized as construction-in-progress ("CIP"), as incurred. Once construction on the tower or billboard site is completed, the Company transfers site specific CIP to capitalized network sites and equipment and begins to depreciate those assets on a straight-line basis over ten years. Network radios are depreciated on a straight-line basis, typically over three to ten years. Computer hardware and software costs are capitalized at cost and depreciated on a straight-line basis over three to five years. Furniture and fixtures are capitalized at cost and depreciated on a straight-line basis over useful lives ranging from five to seven years.

Maintenance and repairs are charged to expense as incurred. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation will be removed from the accounts and the resulting gain or loss, if any, will be reflected in operations.

INTANGIBLE ASSETS

Intangible assets are reviewed for impairment annually or whenever changes in circumstances indicate that the carrying amount may not be recoverable. In reviewing for impairment, the Company compares the carrying value of the relevant asset to the estimated undiscounted future cash

flows expected from the use of the assets and their eventual disposition. When the estimated undiscounted future cash flows are less than their carrying amount, an impairment loss is recognized equal to the difference between the assets' fair value and its carrying value.

For the year ended May 31, 2024, the Company reported an impairment loss of $11,096,553 related to its intangible assets within the VIE, Iota Spectrum Partners, LP.

For the year ended May 31, 2023, the Company had no impairment losses related to its intangible assets.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews long-lived assets, including definite-lived intangible assets, property and equipment, and right of use ("ROU") assets, for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate to the carrying amount. If the operation is determined to be unable to recover the carrying amount of its assets, then these assets are written down to fair value. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the assets.

For the year ended May 31, 2024, the Company reported a net loss from impairment of long-lived assets of $57,718 and is reported within Other Gains on the Consolidated Income Statement.

For the year ended May 31, 2023, there were no impairment losses recognized for long-lived assets.

CONVERTIBLE INSTRUMENTS

The Company evaluates and accounts for conversion options embedded in its convertible instruments in accordance with accounting standards for Accounting for Derivative Instruments and Hedging Activities, ASC Topic 815.

ASC Topic 815 generally provides three criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments. These three criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable GAAP with changes in fair value reported in earnings as they occur, and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. Professional standards also provide an exception to this rule when the host instrument is deemed to be conventional as defined under professional standards as "The Meaning of Conventional Convertible Debt Instrument".

The Company accounts for convertible instruments (when it has determined that the embedded conversion options should not be bifurcated from their host instruments) in accordance with professional standards when "Accounting for Convertible Securities with Beneficial Conversion Features", as those professional standards pertain to "Certain Convertible Instruments". Accordingly, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Original issue discounts ("OID") under these arrangements are amortized over the term of the related debt to their earliest date of redemption.

ASC Topic 815-40 provides that, among other things, generally if an event is not within the entity's control, or could require net cash settlement, then the contract will be classified as an asset or a liability.

ASSET RETIREMENT OBLIGATIONS

The Company accounts for asset retirement obligations in accordance with authoritative guidance that requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. An asset retirement obligation is defined as a legal obligation associated with the retirement of tangible long-lived assets in which the timing and/or method of settlement may or may not be conditional on a future event that may or may not be within the control of the Company. When the liability is initially recorded, the Company capitalizes the estimated cost of retiring the asset as part of the carrying amount of the related long-lived asset. The Company estimates the fair value of its asset retirement obligations based on the discounting of expected cash flows using various estimates, assumptions, and judgments regarding certain factors such as the existence of a legal obligation for an asset retirement obligation; estimated amounts and timing of settlements; the credit-adjusted risk-free rate to be used; and inflation rates.

The asset retirement obligations of the Company are associated with leases for its tower and billboard site locations. For purposes of estimating its asset retirement obligations, the Company assumes lease extension options will be exercised for the tower and billboard site locations consistent with terms used for estimating the related lease liability in accordance with ASC Topic 842, consequently resulting in measurement periods of 5 - 15 years. Accretion associated with asset retirement costs is recognized over the expected term of the respective leases, including reasonably certain extension options.

DEFERRED RENT

The Company recognizes escalating rent provisions on a straight-line basis over the corresponding lease term. Prior to its adoption of ASC Topic 842, and for leases associated with its tower and billboard site locations, the Company assumed all lease extension options would be exercised resulting in lease terms of 5 – 30 years. For leases associated with office space, the Company assumes the initial lease term, generally 5 years. A deferred rent liability is recognized for the difference between actual scheduled lease payments and the rent expense determined on a straight-line

basis. On June 1, 2019, the Company adopted ASC Topic 842 – Leases, and, as such, included all unamortized deferred rent as a component of the right of use asset for the Company's tower, billboard, and long-term office leases.

RESEARCH & DEVELOPMENT COSTS

In accordance with ASC Topic 730-10-25, research and development costs are charged to expense when incurred. Total research and development costs were $211,613 and $20,667 for the years ended May 31, 2024, and May 31, 2023, respectively, and are included in the selling, general and administrative expenses.

LICENSE SERVICE COSTS

The Company incurs costs related to providing license services to its Spectrum Partners. These costs include frequency coordination fees and FCC filing fees. Per the Company's accounting policy, these costs are expensed as incurred and are recorded within selling, general, and administrative expenses on the consolidated statements of operations. License service costs incurred during the years ended May 31, 2024, and May 31, 2023 were $105 and $9,423, respectively.

ADVERTISING & MARKETING COSTS

The Company expenses advertising and marketing costs as they are incurred. Advertising and marketing costs totaled $52,208 and $4,233 for the years ended May 31, 2024 and May 31, 2023, respectively.

FAIR VALUE MEASUREMENTS

ASC Topic 820, Fair Value Measurements and Disclosures defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). This fair value measurement framework applies at both initial and subsequent measurement.

The three levels of the fair value hierarchy defined by ASC Topic 820 are as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives, marketable securities, and listed equities.

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data, or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category generally include non-exchange-traded derivatives such as commodity swaps, interest rate swaps, options, and collars.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of cash, accounts receivable, accounts payable and accrued expenses, and payroll liabilities, approximate their fair values based on the short-term maturity of these instruments. The carrying dollar amount of notes payable and convertible notes payable, approximates the estimated fair value for these financial instruments as management believes that such notes constitute substantially all the Company's debt, and interest payable on the notes approximates the Company's current incremental borrowing rate. The carrying amount of lease liabilities approximates the estimated fair value for these consolidated financial instruments as management believes that such liabilities approximate the present value of the lease obligation owed over the reasonably certain term of the lease.

NET LOSS PER COMMON SHEARE

Net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the year. All outstanding options and warrants are considered potential common stock. All outstanding convertible securities are considered common stock at the beginning of the period or at the time of issuance, if later, pursuant to the if-converted method. The dilutive effect, if any, of stock options and warrants are calculated using the treasury stock method.

Per share basic and diluted net income amounted to $(0.03) for the fiscal year ended May 31, 2024.

Per share basic and diluted net income amounted to $(0.02) for the fiscal year ended May 31, 2023.

INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry forwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company utilizes ASC Topic 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. The Company accounts for income taxes using the asset and liability method to compute the differences between the tax basis of assets and liabilities and the related financial amounts, using currently enacted tax rates. A valuation allowance is recorded when it is "more likely-than-not" that a deferred tax asset will not be realized.

For uncertain tax positions that meet a "more likely than not" threshold, the Company recognizes the benefit of uncertain tax positions in the consolidated financial statements. The Company's practice is to recognize interest and penalties, if any, related to uncertain tax positions in income tax expense in the consolidated statements of operations.

There are currently no tax years under examination by any major tax jurisdictions.

RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, "Leases", which is intended to improve financial reporting for lease transactions. This ASU will require organizations that lease assets, such as real estate and manufacturing equipment, to recognize both assets and liabilities on their balance sheet for the rights to use those assets for the lease term and obligations to make the lease payments created by those leases that have terms of greater than 12 months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as finance or operating lease. This ASU will also require disclosures to help investors and other financial statement users better understand the amount and timing of cash flows arising from leases. These disclosures will include qualitative and quantitative requirements, providing additional information about the amounts recorded in the consolidated financial statements. This ASU was adopted by the Company in 2019 and did not have a material impact on our consolidated financial statements.

NOTE 3 – FIXED ASSETS

Fixed assets are as follows:

	May 31, 2024	May 31, 2023
Furniture, fixtures and equipment	$ -	$ 108,322
Computer and peripherals	-	32,248
Leasehold improvements	-	786,500
Gateways	10,230	-
Asset Retirement Costs (ARC)	852,300	852,301
Radio devices	-	615,833
Site equipment/construction legacy	6,061,836	6,061,836
Sites construction in progress (CIP)	-	11,544
	$ 6,924,366	$ 8,468,584
Less accumulated depreciation	(5,586,426)	(5,744,568)
Net fixed assets	$ 1,337,940	$ 2,724,016

Depreciation expense related to fixed assets amounted to $768,986 and $951,817 for the years ended May 31, 2024 and May 31, 2023, respectively.

NOTE 4 – INTANGIBLE ASSETS

	May 31, 2024				May 31, 2023			
	Cost	Weighted Average Amortization Period (Years)	Accumulated Amortization	Net Carrying Amount	Cost	Weighted Average Amortization Period (Years)	Accumulated Amortization	Net Carrying Amount
Tradenames-Trademarks	$ -	-	$ -	$ -	$ 165,900	5	$ (165,900)	$ -
Non-compete agreements	-		-	-	5,688	5	(5,688)	-
Spectrum licenses	55,060,000		-	55,060,000	62,779,000		-	62,779,000

$ 55,060,000	$ -	$55,060,000	$62,950,588	$ (171,588)	$ 62,779,000

Amortization expense was zero ($-0-) for the years ended May 31, 2024 and May 31, 2023.

Spectrum licenses are valued by an outside consultant. The balance is adjusted to the current market value at a minimum of once a year.

At May 31, 2024, Spectrum Licenses were valued by an outside valuation firm and are reflected above. The Company realized an impairment expense of $11,096,553 for the year ended May 31, 2024

NOTE 5 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	May 31, 2024	May 31, 2023
Accrued Expenses	$ 435,164	$ 332,402
Accrued payroll	378,863	95,100
Accrued Employee Expense Reimbursement	61,733	-
Accrued payroll benefit withheld	12,991	-
Accrued United Way	10,875	6,932
Warranty Reserve	1,115	-
Sales tax payable - United States	126	15
Total - Accrued expenses	$ 900,867	$ 434,449

NOTE 6 – REVENUE-BASED NOTES AND ACCRUED INTEREST

Revenue-based notes and accrued interest consists of the following:

	May 31, 2024	May 31, 2023
Spectrum Partners Program	$ 8,124,094	$ 8,733,235
Solutions Pool Program	3,430,530	3,430,530
Reservation Program	1,836,100	1,836,100
Accrued interest on Reservation Program	1,102,516	904,405
Total revenue-based notes, net	$ 14,493,240	$ 14,904,270

Maturities of the revenue-based notes over the next five years are not readily determinable because of the uncertainty of the amount of future revenues subject to the revenue pools described below.

Reduction in Spectrum Partners Program of $609,141 for the year ended May 31, 2024 is due to loan holders exchanging their FCC licenses to Iota Spectrum Partners for LP units

NOTE 7 – NOTES PAYABLE

CONVERTIBLE NOTES

AIP

During the fiscal year ended May 31, 2024, AIP Asset Management and the Company agreed to restructure the outstanding convertible and royalty notes and accrued interest. The restructuring resulted in the addition of the then current accrued interest and associated fees of $5,812,591 into the current balances of the convertible and royalty notes. Going forward, the monthly accrued interest is added to the principal balance and interest is compounded monthly at a rate of 6% per year.

On April 1, 2024, AIP Asset Management agreed to extend the due date of their convertible and royalty notes, in the amount of $30,230,591, to March 31, 2029.

Other Convertible Notes

As of May 31, 2024, the Company had current convertible debt in the amount of $2,169,242. These convertible notes are held by various individuals and entities and are currently in default and are incurring 18% per annum interest rates.

As of May 31, 2023, the Company had convertible debt in the amount of $26,587,241. AIP Asset Management held $24,418,000 of this amount (See Note 9 Subsequent Events). The remaining convertible notes are held by various individuals and entities and are also in default and are incurring 18% per annum interest rates.

NOTES PAYABLE

As of May 31, 2024 and May 31, 2023, the Company had notes payable in the amount of $4,851,408 and $2,193,810, respectively, due to various entities and individuals. Notes Payable in default as of May 31, 2024 and May 31, 2023 was $3,533,810 and $2,193,810, respectively. Default interest rate is 18%.

NOTE 8 – LONG-TERM ACCOUNTS PAYABLE

During the fiscal yar ended May 31, 2024 inactive accounts payable more than three years old in the amount of $4,135,532 were reclassed to long-term accounts payable and are reported as Other Long-term Liabilities on the balance sheet

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 19, 2024, the date the consolidated financial statements were available to be issued.

On July 8, 2024, the Company executed a 200:1 reverse stock split whereby every 200 shares owned by a shareholder was reduced to one share. The resulting par value adjusted to $0.02 from $0.0001. Further, the Company officially changed its name from Iota Communications, Inc. to IotaComm, Inc.

In November 2024, the Company began preparation of a Private Placement Memorandum for an Offer to Exchange Transaction whereby the Company will be seeking to acquire all the outstanding LP Units of Iota Spectrum Partners in exchange for the Company's common stock. The contemplated exchange will only be available to current LP holders. The purpose of the Offer to Exchange is to simplify the Company's structure and business operations by causing Iota Spectrum Partners to become a wholly owned subsidiary of Iota Communications, Inc. (currently treated as a controlled variable interest entity) and causing the FCC licenses currently held in Iota Spectrum Partners to be owned by the Company. The purpose of the Offer to Exchange Transaction is to reduce operating and compliance costs and improve the Company's ability to attract new capital. The target is to complete the Offer to Exchange before December 31, 2024.

NOTE 10 – GOING CONCERN

The Company incurred significant losses during the fiscal year ended May 31, 2024, and as of that date, the Company's current liabilities exceed its current assets. Additionally, the Company experienced negative cash flows from operations amounting to $8,372,864 for the year ended May 31, 2024. These factors raise substantial doubt about the Company's ability to continue as a going concern for a period of one year from the issuance date of these financial statements.

Management's plans to address these issues include restructuring all debt instruments, negotiating settlement offers with our creditors and issuing more equity. While management is optimistic about these plans, there can be no assurance that they will be successful in alleviating the substantial doubt about the Company's ability to continue as a going concern.

NOTE 11 – NOTES PAYABLE TO RELATED PARTIES

Smartcomm Transactions and Promissory Note

On September 1, 2016, the Company issued a promissory note to Smartcomm with an original principal balance of $3,971,824. The note calls for periodic graduated annual adjusted rates of interest beginning at 2.0% and ending at 8.0%. Fifty percent of the annual interest is required to be paid beginning on or before December 31, 2017, and each year thereafter, with the remaining accrued balance added to principal. Interest is to compound annually. The note was scheduled to mature on December 31, 2023. The note provides for alternative payments in equity, whereunder the Company may pay all or part of the outstanding loan balance through the issuance of shares of common stock, at the fair market value of such shares at the time of issuance. In April 2018, and in partial satisfaction of this note, Iota Networks assumed specific license application service obligations of Smartcomm.

During the year ended May 31, 2023, Smartcomm advanced no additional funds, and the Company made no payments against the note. The outstanding principal balance of this note is $682,807 as of May 31, 2023. Interest accrued on the note totals $68,449 as of May 31, 2023, and is included in related party notes and accrued interest in the Company's consolidated balance sheet. Interest expense on the note totals $52,090 year ended May 31, 2023.

On February 20, 2024, a settlement was approved whereby the loan balance and associated accrued interest, in the amount of $792,261, was settled for a payment of $115,000. This transaction resulted in the recording of $677,261 gain on debt extinguishment.

Avalton, Inc. Exchange Agreement and Promissory Note

On October 16, 2019, the Company entered into an Exchange Agreement (the "Avalton Exchange Agreement") with Avalton, Inc. ("Avalton"), a related party. An employee of the Company is the current Chief Executive Officer of Avalton. In connection with the Company's September 23, 2019 private placement offering, the Company requested Avalton to exchange $800,000 of debt (the "Avalton Exchanged Debt") in exchange for shares of the Company's common stock at $0.32 per share (the "Avalton Exchange"). As per the Avalton Exchange Agreement, the Company issued 2,500,000 shares of the Company's common stock to Avalton on October 16, 2019. As a result, the Company recorded a loss on settlement of liability of $50,000 for the nine months ended February 29, 2020.

Pursuant to the Avalton Exchange, the Company is to repay the remaining $404,222 balance of the debt owed to Avalton without interest according to the following payment schedule: (i) $50,000 on the date of the Avalton Exchange Agreement, (ii) $50,000 on November 15, 2019, (iii) $150,000 on December 15, 2019, and (iv) the balance of $154,222 on January 15, 2020. As of May 31, 2024 and 2023, the outstanding balance of the debt owed to Avalton is $304,223.

As of the date this report was issued, the Company is currently in default on the outstanding note payable to Avalton.

Other Related Party Notes:

During the year ended May 31, 2024, the Company reported loans from Board members totaling $367,868 in principal and interest. Interest is accruing at a rate of 10% per annum on all loans.

NOTE 12 – GAIN ON EXTINGUISHMENT OF DEBT

On June 1, 2022, the Company received notification from the SBA that the Paycheck Protection Plan loan in the amount of $763,600 received during the COVID pandemic had been forgiven. This loan forgiveness was recorded as a gain on the extinguishment of debt on the effective date of the notification during the year ended May 31, 2023

On February 20, 2024, SmartComm settled the outstanding debt with the Company resulting in a gain on the extinguishment of debt of $677,261.

In August 2023, the Company terminated their office lease. As part of the termination agreement, the Company assigned the office improvements and furniture and fixtures to the landlord and signed a note for $402,597 resulting in a loss of $516,771.

EXHIBIT G
Video Transcript
(Attached)

IotaComm 🌐 // DealMaker V1

Theme: "Bridging the Smart Divide"

Words: 442

Time: 3:13 @ 160 WPM

Audio	Video	On Screen Graphics / Text	Timecode
[TERRENCE] **The world's most valuable real estate—from Times Square to Tokyo—started as nothing but empty land.** The visionaries who saw the potential made fortunes. Today, there's a new kind of real estate boom happening—but this time, it's digital. At IotaComm, we own prime digital real estate that's potentially more valuable than the most coveted block in Manhattan. And this is your opportunity to join us as an investor.	TERRENCE TO CAMERA [STOCK FOOTAGE: MANHATTAN + TOKYO] [SIMPLE MOTION GRAPHICS: WIRELESS SPECTRUM WAVES OVER CITY]	**GFX:** Terrence DeFranco, CEO IotaCommunications	
[CHARLIE] **America's buildings are at a digital crossroads.** While some Fortune 500 companies use data to slash costs and carbon footprints, most buildings—from corporate offices to schools and hospitals—still operate without crucial air quality, energy, and safety data. **IotaComm is changing that.** We are a smart building technology company that turns ordinary buildings into intelligent,	CHARLIE TO CAMERA [CITYSCAPE MOTION GRAPHIC: MODERN SMART BUILDINGS WITH DATA OVERLAYS TRANSITION TO DIVERSE BUILDINGS (SCHOOLS, HOSPITALS, OFFICES) WAITING TO BE TRANSFORMED]	**GFX:** Charlie Thiel, COO, IotaCommunications	




data-driven spaces.			
[DEREK] **What makes us unique?** We own exclusive FCC-licensed spectrum nationwide—the same frequencies that powered Nextel's multi-billion dollar success. Combined with unlicensed LoRaWAN networks, we deliver secure, reliable connectivity where traditional networks fall short, at a fraction of the cost of traditional networks like WiFi and cellular.	DEREK TO CAMERA [SIMPLE ANIMATED DIAGRAM SHOWING SENSOR NETWORK]	**GFX:** Derek Wallace, CTO, IotaCommunications	
[TERRENCE] We are building America's first nationwide wireless network dedicated specifically to the Internet of Things. Like undeveloped real estate waiting to be built upon, our wireless spectrum becomes more valuable with each building we connect. More buildings mean more data, more insights, and more value for everyone involved. **We've already invested over $140 million to secure and develop this nationwide spectrum portfolio.** And we've assembled a leadership team with deep expertise from Wall Street and global telecommunications leaders—including Derek's former role as VP of Marketing for the LoRa Alliance—to help us capitalize on this massive opportunity.	[SIMPLE ANIMATED MAP SHOWING WIRELESS COVERAGE] [TIMELINE GRAPHIC: 2018 TO PRESENT] [CLEAN ICONS REPRESENTING WALL STREET, ERICSSON, ORANGE BUSINESS]		
[CHARLIE]			



Major manufacturers are already adopting our technology, while partnerships with Crown Castle and GigNet expand our reach nationwide, and into Mexico's luxury resorts. **ALT:** Joining us are major manufacturers like Crayola and BBraun, who have adopted our technology while partnerships with Crown Castle expand our reach nationwide, and into Mexico's luxury resorts. **For our customers, the model is simple:** a penny per square foot transforms any building into an intelligent space. This accessibility is driving rapid adoption. **For investors, this creates powerful economics.** Our platform generates 65-80% margins on recurring revenue, and we've already built an $800,000 pipeline of new customers ready to deploy.	[ANIMATED PERCENTAGES FOR MARGINS 65-80%] [SIMPLE MAP SHOWING EXPANSION]		
[TERRENCE] The smart infrastructure market is projected to reach $1.5 trillion by 2030, an opportunity that IotaComm is uniquely positioned to capture. Your investment will accelerate our expansion across the US, help develop new applications in artificial intelligence and metaverse technology for smart manufacturing and energy management, and scale our network to reach more	[STOCK FOOTAGE: URBAN DEVELOPMENT/BUILDINGS] SIMPLE ANIMATED GRAPHICS SHOWING INVESTMENT ALLOCATION		




customers nationwide.			
[CHARLIE] The market is ready. [DEREK] The technology is proven. [TERRENCE] Join us in building tomorrow's smart infrastructure. **Invest in IotaComm today.**			

